UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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The Hartford Financial Services Group, Inc.



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NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS



THE HARTFORD

Date and Time

Wednesday, May 16, 2018

12:30 p.m. EDT

Location

One Hartford Plaza
Hartford, CT 06155

On behalf of the Board of Directors, I am pleased to invite you to attend the Annual Meeting of Shareholders of The Hartford Financial Services Group, Inc. to be held in the Wallace Stevens Theater at our Home Office at 12:30 p.m. EDT.

Voting Items

Shareholders will vote on the following items of business:

1. Elect a Board of Directors for the coming year;
2. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018;
3. Consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement; and
4. Act upon any other business that may properly come before the Annual Meeting or any adjournment thereof.

Record Date

You may vote if you were a shareholder of record at the close of business on March 19, 2018. The Hartford's proxy materials are available via the internet, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other means. For instructions on voting, please refer to page 66 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

Dated: April 5, 2018

By order of the Board of Directors,

Donald C. Hunt

Donald C. Hunt

Vice President and Corporate Secretary

VOTING



By internet
www.proxyvote.com



By toll-free telephone
1-800-690-6903



By mail
Follow instructions on your proxy card



In person
At the Annual Meeting

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE MEETING IN PERSON:

Please remember to bring your ticket and government issued ID! Shareholders can obtain an admission ticket and directions to the meeting by contacting our Investor Relations Department:

Email: InvestorRelations@TheHartford.com

Telephone: (860) 547-2537

Mail: The Hartford
Attn: Investor Relations
One Hartford Plaza (TA1-1)
Hartford, CT 06155

If you hold your shares of The Hartford through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date of March 19, 2018.

You can also join our meeting webcast at http://ir.thehartford.com.

LETTER FROM OUR CHAIRMAN & CEO

Dear Fellow Shareholders:

2017 was an outstanding year for The Hartford, as we delivered strong results and expanded our leading positions in property and casualty insurance, group benefits and mutual funds. The acquisition of Aetna's U.S. group life and disability business topped the year's list of significant accomplishments. This deal made The Hartford both the second largest group life and disability carrier, and the second largest workers' compensation carrier in the U.S. Our data, analytics and expertise are now unmatched in the industry. Meanwhile, despite a competitive market and historically high catastrophe losses, Commercial Lines margins were strong, personal auto profitability greatly improved, and Group Benefits and Mutual Funds results were excellent. Our financial flexibility will improve following the close of the Talcott Resolution sale and we continue to invest in broader offerings and becoming a more efficient, customer-focused company.



Turning to 2018, an improving economy should support opportunities for profitable growth. Stronger employment trends and U.S. GDP growth are a positive for each of our businesses and the insurance industry overall. Higher interest rates should also benefit our investment results, providing an opportunity to invest at more attractive returns. The passage of tax reform and the rollback of regulations are clear pro-growth messages, as U.S. corporations respond to the biggest tax cut in the last 30 years. We intend to use a portion of the additional cash flow expected from tax reform to fast track our existing technology initiatives.

Consistent with our strategy, everything we do centers around the customer. We see new opportunities to create meaningful differentiation in customer value, risk selection, operating efficiencies and pricing. Our data and technology investments help us better serve our customers when they need us most. We use geocoding to plot policyholder locations in relation to impending natural disasters, analyze flood and elevation data, and model probable claims to pre-position staff on the ground to respond. In workers' compensation, our claims department uses data, analytics and education to identify addiction risks and recommend alternative pain management treatments. Initiatives like these deliver value for customers and shareholders while contributing to the well-being of our society.

> "Consistent with our strategy, everything we do centers around the customer. We see new opportunities to create meaningful differentiation in customer value, risk selection, operating efficiencies and pricing."

We know that as an employer, neighbor and steward of the environment, doing business extends beyond our product and service quality. That's why we are proud to be recognized by the Ethisphere Institute, Bloomberg Financial Services Gender Equality Index, Dow Jones Sustainability Index, and the Human Rights Campaign Corporate Equality Index, among others. We are also grateful to our employees who give their time, talent and generosity as community volunteers to help us achieve our five-year goal of making a positive impact in the lives of 7 million people by the end of 2020.

I am pleased with our business' performance, how we served customers during a historic natural catastrophe year, the strength of our balance sheet and investment results, and our employees' talent and character. We are well positioned to advance our strategy, and create long-term value for our shareholders, customers, employees and distribution partners.

Sincerely,

Christopher J. Swift

Christopher J. Swift
Chairman and Chief Executive Officer

LETTER FROM OUR LEAD DIRECTOR

Dear fellow shareholders:

As my first year as Lead Director draws to a close, I would like to share my reflections on how the Board worked together to provide independent oversight and represent shareholder interests in 2017.



Throughout the year, the Board remained highly engaged in the company's strategy for creating long-term shareholder value by profitably writing business while expanding the range of insurance products and services offered to customers; investing in systems, data and analytical tools and other capabilities to make The Hartford an easier company to do business with; and attracting, retaining and developing top talent. In addition to overseeing the acquisition of Aetna's U.S. group life and disability business and the sale of Talcott Resolution, the Board devoted significant time and discussion to the company's long-term plans for driving future profitable growth, allocating time at each board meeting to discuss strategy at the business line and enterprise level. In these sessions, the board discussed advancing existing strategic priorities and investments not only within the framework of the company's traditional operating plan cycle, but also over a longer period of time. In July, discussions focused on the strategic implications of market outlooks, demographic shifts and industry trends using the year 2025 as a target time horizon to free our thinking from the constraints of the three year planning period, but not so far off as to lack relevance. The Board also devoted substantial time in 2017 to risk management, with a particular focus on cybersecurity and insurance risk.

As it discharged these duties, the Board itself underwent fundamental and positive changes to continue our leadership position in corporate governance. In his letter to shareholders last year, my predecessor Tom Renyi described how the Board launched a succession planning process in October 2016 in light of the upcoming retirements of Pat Swygert and Charles Strauss. As a result of that process, which is described in this proxy statement, we were pleased to add to the Board Stephen McGill and Greig Woodring, who bring invaluable insurance industry experience and insights, and Carlos Dominguez, who has a long track record of helping companies develop customer-centric digital strategies to take advantage of disruptive trends. We believe we have the right mix of skills and expertise necessary to support the company's strategy, however we remain committed to refreshment and, to that end, adopted a 15 year term limit in 2017. We believe this will provide greater transparency and discipline to our refreshment process, improve succession planning, and support Board independence.

The company also undertook an initiative to elevate sustainability issues to the full Board, recognizing that not only is it an area of increasing interest to shareholders, but that it makes good business sense. The Hartford has a long history of involvement on environmental, social and governance (ESG) issues. Most recently, its commitment has emphasized four key areas: communities and giving, diversity and inclusion, ethics and governance, and environmental stewardship. The company has established forward-looking goals for each of these areas, and has reported its progress to the Nominating and Corporate Governance Committee annually.

> "In the end, the Board understands that long-term sustainability requires the delivery of value to shareholders, employees, customers, and society at large."

In an effort to view ESG topics more holistically, and to better coordinate efforts across the company, in 2017 the company formed a Sustainability Governance Committee comprised of senior management to set and help drive execution of the company's sustainability strategy, with reports to the full Board at least annually. The first such report was a deep dive on climate change and severe weather delivered in February 2018, which, among other things, looked at (1) how the company helps its customers reduce their environmental impact through its products, services and investments; (2) how the company's Enterprise Risk Management function monitors and considers the risks associated with climate change and severe weather; and (3) how the company is reducing its own environmental impact. We believe this new governance framework builds on our early successes, will help drive the coordination of the company's sustainability efforts and will enable the full Board to oversee ESG risks and opportunities that contribute to the long-term sustainability of the company. In the end, the Board understands that long-term sustainability requires the delivery of value to shareholders, employees, customers, and society at large.

As Lead Director, I am proud to work closely with the Chairman and CEO and my fellow independent directors to ensure that The Hartford is a well-governed, shareholder-focused company. Thank you for your continued support.

Sincerely,

Trevor Fetter
Lead Director

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

BOARD AND GOVERNANCE HIGHLIGHTS

ITEM 1

ELECTION OF DIRECTORS   ☑ **The Board recommends a vote FOR each director nominee**

Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.

Director Nominee	Age[1]	Director since	Present or Most Recent Experience	Independent Yes	No	Current Committees[2]	Other Current Public Company Boards
Robert B. Allardice III	71	2008	Former regional CEO, Deutsche Bank Americas	✓		• Audit • FIRMCo*	• Ellington Residential Mortgage REIT • GasLog Partners
Carlos Dominguez	59	2018	President and COO, Sprinklr	✓		• FIRMCo • NCG	• Medidata Solutions
Trevor Fetter[3]	58	2007	Former Chairman, President and CEO, Tenet Healthcare	✓		• Comp • FIRMCo	
Stephen P. McGill	60	2017	Retired Group President, Aon Plc, Retired Chairman and CEO, Aon Risk Solutions and Aon Benfield	✓		• Comp • FIRMCo	
Kathryn A. Mikells	52	2010	CFO, Diageo plc	✓		• Audit • FIRMCo	• Diageo plc
Michael G. Morris	71	2004	Former Chairman, President and CEO, American Electric Power Company	✓		• Audit • FIRMCo • NCG	• Alcoa • L Brands • Spectra Energy Partners
Thomas A. Renyi	72	2010	Former Executive Chairman, Bank of New York Mellon; former Chairman and CEO, Bank of New York Company	✓		• Comp • FIRMCo	• Public Service Enterprise Group • Royal Bank of Canada
Julie G. Richardson	54	2014	Former Partner, Providence Equity Partners	✓		• Audit* • FIRMCo	• UBS • VEREIT • Yext
Teresa W. Roseborough	59	2015	Executive Vice President, General Counsel and Corporate Secretary, The Home Depot	✓		• Comp • FIRMCo • NCG	
Virginia P. Ruesterholz	56	2013	Former Executive Vice President, Verizon Communications	✓		• Comp* • FIRMCo • NCG	• Bed Bath & Beyond • Frontier Communications
Christopher J. Swift	57	2014	Chairman and CEO, The Hartford		✗	• FIRMCo	
Greig Woodring	66	2017	Retired President and CEO, Reinsurance Group of America	✓		• Audit • FIRMCo	

* *Denotes committee chair*
(1) *As of April 5, 2018*
(2) *Full committee names are as follows: Audit – Audit Committee; Comp – Compensation and Management Development Committee; FIRMCo – Finance, Investment and Risk Management Committee; NCG – Nominating and Corporate Governance Committee*
(3) *Mr. Fetter serves as the Lead Director. For more details on the Lead Director's role, see page 11*

Board Tenure and Diversity



0-5 Years: **7**



5-10 Years: **3**



>10 Years: **2**



Female: **4**



Male: **8**

SHAREHOLDER ENGAGEMENT

In the fall of 2017, management contacted shareholders representing approximately 55% of shares outstanding and had discussions with shareholders representing approximately 35% of shares outstanding. As a result of shareholder feedback received and an analysis of governance trends and best practices, the Board took several important actions in 2017 to enhance the company's corporate governance practices.

What we heard from shareholders	Board actions taken
It is essential that boards have a strong lead independent director with clearly defined authorities and responsibilities	Amended The Hartford's Corporate Governance Guidelines to reflect the expanded responsibilities the Lead Director has assumed over the years (page 11)
Boards, as part of their oversight of strategy, must ensure that management consider and communicate how environmental and social issues affect long-term strategy	Formed a Sustainability Governance Committee comprised of senior leaders to set and help drive execution of the company's sustainability strategy, with periodic reports up to the full Board (page 17)
It is important to bring fresh perspectives, new skills, and diversity to the boardroom, and boards should have discretion to decide how to promote refreshment	Adopted a policy that an independent director generally may not stand for reelection after serving as a director for 15 years in order to promote regular refreshment (page 18)

GOVERNANCE BEST PRACTICES

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices are highlighted below.

Independent Oversight	✓ Majority independent directors ✓ Independent key committees (Audit, Compensation, Nominating) ✓ Strong and engaged independent Lead Director
Engaged Board / Shareholder Rights	✓ Directors elected annually ✓ Majority vote standard (with plurality carve-out for contested elections) ✓ Proxy access right ✓ Director resignation policy ✓ Over-boarding policy limits total public company boards, including The Hartford, to 5 for non-CEOs and 2 for sitting CEOs ✓ Rigorous Board and committee self-evaluation conducted annually ✓ Meaningful Board education and training on recent and emerging governance and industry trends ✓ Annual shareholder engagement on governance, compensation and sustainability issues
Good Governance	✓ Board diversity of experience, tenure, age and gender ✓ Annual review of CEO succession plan by the independent directors with the CEO ✓ Annual Board review of senior management long-term and emergency succession plans ✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers ✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures
Commitment to Sustainability	✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework ✓ Sustainability Governance Committee comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring that the full Board is briefed at least annually

AUDIT HIGHLIGHTS

ITEM 2

RATIFICATION OF INDEPENDENT REGISTERED ACCOUNTING FIRM

☑ **The Board recommends a vote FOR this item**

As a matter of good corporate governance, the Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2018.

COMPENSATION HIGHLIGHTS

ITEM 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

☑ **The Board recommends a vote FOR this item**

The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

2017 FINANCIAL RESULTS

In 2017, in the face of a competitive market and historically high industry catastrophe losses, The Hartford delivered very strong business results. In addition, we achieved several major accomplishments including an agreement to sell Talcott Resolution, our life and annuity run-off business; the acquisition of Aetna Inc.'s U.S. group life and disability business; and the transfer of 29% of our outstanding pension liabilities to Prudential Financial, Inc.

Announced Agreement to Sell Talcott Resolution	Acquired Aetna's U.S. Group Life and Disability Business	Reduced Pension Liabilities by $1.6 Billion
• Sale will complete our exit of individual life and annuity run-off business • Expected to improve future return on equity ("ROE") and earnings growth profile and enhance financial flexibility • Provides $2.7 billion of value to shareholders • Resulted in a net loss on discontinued operations of approximately $2.9 billion	• Makes us the second largest group life and disability insurer in the U.S.[1] • Increases operating scale and enhances analytical and claims capabilities • Included industry-leading claims and administration technology, which will enhance the experience we deliver to customers • Enhances The Hartford's distribution footprint	• Reduces our long-term pension obligations and exposure to potential future volatility • Entrusts the pension benefits of approximately 16,000 former employees to a highly-rated, experienced retirement benefits provider in the industry • Ensured uninterrupted service and processing • Resulted in a $488 million charge after tax

The combination of our strategic decisions and record catastrophe losses, along with the impact of U.S. corporate tax reform resulted in a full year net loss of $3.1 billion, which included a $2.9 billion loss on discontinued operations related to the sale of Talcott Resolution, an $877 million charge for the reduction in U.S. corporate tax rate, and a $488 million, after tax, charge for the pension transfer. While the losses from these three items are material, we view our accomplishments this year, including continued development of products, capabilities and talent, as significantly improving the company's long-term earnings, ROE and risk profile. Core earnings* for the year, which do not include the three charges to net income listed above, were $1.0 billion, an 11% increase from 2016.

As we enter 2018, we are focused on the successful integration of the Aetna acquisition and the separation and sale of Talcott Resolution, as well as the continued investment in our businesses for long-term growth and shareholder value creation. Management and the Board are confident that we are taking the right steps to continue to drive profitable growth, with an improved risk, earnings growth and ROE profile due in large part to our strategic accomplishments in 2017.

[1] *Source: LIMRA, based on in-force master contracts, certificates, total premiums collected as of Dec. 31, 2016, and annualized premiums.*
* *Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.*

TOTAL SHAREHOLDER RETURNS

The following chart shows The Hartford's total shareholder returns ("TSR") relative to the S&P 500, S&P 500 Insurance Composite, and S&P P&C indices.



[1]Includes reinvestment of dividends. Data provided by S&P Capital IQ.

COMPENSATION DECISIONS

The table below reflects the 2017 compensation package (base salary, annual incentive plan ("AIP") award and long-term incentive ("LTI") award) for each active named executive officer ("NEO"). Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 50, we believe it provides a simple and concise picture of 2017 compensation decisions.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	W. Bloom
Base Salary Rate	$ 1,100,000	$ 700,000	$ 925,000	$ 525,000	$ 550,000
2017 AIP Award	$ 4,675,000	$ 1,900,000	$ 3,150,000	$ 2,300,000	$ 1,575,000
2017 LTI Award	$ 7,500,000	$ 1,750,000	$ 5,000,000	$ 1,500,000	$ 1,000,000
Total 2017 Compensation Package	$13,275,000	$ 4,350,000	$ 9,075,000	$ 4,325,000	$ 3,125,000

2017 Compensation Decision	Rationale
The Compensation Committee approved an AIP funding level of 170% of target.	Performance against pre-established Compensation Core Earnings targets resulted in a formulaic AIP funding level of 183% of target. The Compensation Committee reduced this funding level to 170% based on certain qualitative factors, including quality of P&C earnings (excluding catastrophes), which, while strong in a very competitive market, were relatively flat to budget. (page 44)
The Compensation Committee certified a 2015-2017 performance share award payout at 104% of target.	The company's TSR during the performance period was at the 40th percentile relative to 18 peer companies, resulting in a payout of 75% of target for the TSR component (50% of the award). The company's average annual Compensation Core ROE during the performance period was 9.4%, resulting in a payout of 134% of target for the ROE component (50% of the award). (page 47)
As a result of the December 3, 2017 agreement to sell the Talcott Resolution business, the Compensation Committee took actions to ensure that Talcott Resolution core earnings through September 30, 2017 were included in the determination of the AIP funding level and ROE results for performance shares.	Upon signing an agreement to sell Talcott Resolution, GAAP accounting required that financial results from the business be reclassified as discontinued operations, which are excluded from core earnings. The Compensation Committee determined that including Talcott Resolution core earnings for the period in which management was both actively managing the business and separately reporting its results externally was appropriate. In addition, AIP and performance share targets were established assuming Talcott Resolution operating results were included in the business mix. (page 44)
The Compensation Committee excluded the results of the group life and disability business acquired from Aetna on November 1, 2017 in determining the 2017 AIP funding level.	While including the results of the acquired business would have slightly increased the 2017 AIP funding level, the Compensation Committee determined that excluding them was appropriate based upon overall immateriality, and because the results of the business were not part of the business mix when the AIP target was established. (page 44)

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

What We Do	
✓	Approximately 90% of current CEO target annual compensation and 84% of other NEO target annual compensation are variable based on performance, including stock price performance
✓	Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits
✓	Cash severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus, and are only paid upon a valid termination following a change of control ("double trigger")
✓	Double trigger requirement for vesting of equity awards upon a change of control (so long as the awards are assumed or replaced with substantially equivalent awards)
✓	Independent Board compensation consultant does not provide other services to the company
✓	Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices
✓	All employees and directors are prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities
✓	Senior Executives are prohibited from pledging company securities
✓	Directors and Senior Executives are subject to stock ownership guidelines; compliance with guidelines is reviewed annually
✓	Compensation peer groups are evaluated periodically to align with investor expectations and changes in market practice or our business mix
✓	Competitive burn rate and dilution for equity program

What We Don't Do	
✗	No excise tax gross-up upon a change of control or income tax gross-up for perquisites
✗	No individual employment agreements
✗	No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
✗	No re-pricing (reduction in exercise price) of stock options
✗	No underwater cash buy-outs
✗	No reload provisions in any stock option grant
✗	No payment of dividends on unvested performance shares

PAY MIX

Approximately 90% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

PAY MIX | CEO


10%
Salary
24%
Annual
Incentive
66%
Long-Term
Incentive
90%
Variable with
Performance

PAY MIX | OTHER NEOs


16%
Salary
54%
Long-Term
Incentive
84%
Variable with
Performance
30%
Annual
Incentive

BOARD AND GOVERNANCE MATTERS

ELECTION OF DIRECTORS

 **The Board recommends that shareholders vote "FOR" all nominees for election as directors.**

The Nominating Committee believes that the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described on pages 18-20 and that they have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is described beginning on page 25, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.

GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe that good governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly consider best practices in corporate governance and shareholder feedback and modify our governance policies and practices as warranted. Our current best practices include:

Independent Oversight	✓ Majority independent directors
	✓ Independent key committees (Audit, Compensation, Nominating)
	✓ Strong and engaged independent Lead Director

Engaged Board / Shareholder Rights	✓ Directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right
	✓ Director resignation policy
	✓ Over-boarding policy limits total public company boards, including The Hartford, to 5 for non-CEOs and 2 for sitting CEOs
	✓ Rigorous Board and committee self-evaluation conducted annually
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Annual shareholder engagement on governance, compensation and sustainability issues

Good Governance	✓ Board diversity of experience, tenure, age and gender
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of senior management long-term and emergency succession plans
	✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers
	✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures

| **Commitment to Sustainability** | ✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework |
| | ✓ Sustainability Governance Committee comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring that the full Board is briefed at least annually |

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the New York Stock Exchange ("NYSE") and including guidelines for determining director independence and qualifications)

- Charters of the Board's four standing committees (the Audit Committee; the Compensation and Management Development Committee ("Compensation Committee"); the Finance, Investment and Risk Management Committee ("FIRMCo"); and the Nominating and Corporate Governance Committee ("Nominating Committee"))
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors
- Code of Ethics and Political Compliance

Copies of these documents are available on our investor relations website at http://ir.thehartford.com or upon request sent to our Corporate Secretary (see page 68 for details).

DIRECTOR INDEPENDENCE

The Board annually reviews director independence under standards stated in our Corporate Governance Guidelines, the listing standards of the NYSE, and other applicable legal and regulatory rules. In addition, per our Corporate Governance Guidelines, in order to identify potential conflicts of interest and to monitor and preserve the independence of those directors who meet the criteria for independence required under applicable law and by the NYSE, any director who wishes to become a director of another for-profit entity must obtain the pre-approval of the Nominating Committee.

The Board has affirmatively determined that all directors other than Mr. Swift are independent.

BOARD LEADERSHIP STRUCTURE

Board Chair

The roles of CEO and Chairman of the Board ("Chairman") are held by Christopher Swift. Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. In late 2014, before Mr. Swift assumed the role of Chairman, the Board deliberated extensively on our board leadership structure, seeking feedback from shareholders and considering extensive corporate governance analysis. The Board concluded then, and continues to believe, that our historical approach of combining the roles of CEO and Chairman while maintaining strong, independent board leadership is the optimal leadership structure for the Board to carry out its oversight of our strategy, business operations and risk management. The CEO, as the principal leader of business operations, is uniquely positioned to identify and communicate key strategic and operational issues and the interests of our stakeholders to the Board. In addition, Mr. Swift's experience and qualifications enable him to fulfill the responsibilities of both roles and effectively lead The Hartford with a unified vision.

The Board believes that other elements of our corporate governance structure ensure that independent directors can perform their role as independent fiduciaries in the Board's oversight of management and our business, and minimize any potential conflicts that may result from combining the roles of CEO and Chairman. As noted above, all directors other than Mr. Swift are independent. Whenever the Chairman is not independent, our Corporate Governance Guidelines require the independent directors to elect from among them a Lead Director. In 2017, the Lead Director chaired meetings in executive session of the independent directors both before and after each of the five regularly scheduled in-person meetings of the Board.

Independent Lead Director

In December 2017, in response to shareholder feedback and to formalize its practices, the Board amended The Hartford's Corporate Governance Guidelines to reflect the expanded responsibilities the Lead Director has assumed over the years, including the following:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- serving as a liaison between the Chairman and CEO and the non-management directors;
- regularly conferring with the Chairman on matters of importance that may require action or oversight by the Board, ensuring the Board focuses on key issues and tasks facing The Hartford;
- approving information sent to the Board and meeting agendas for the Board;
- approving the Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- maintaining the authority to call meetings of the independent non-management directors;
- approving meeting agendas and information for the independent non-management sessions and briefing, as appropriate, the Chairman on any issues arising out of these sessions;
- if requested by shareholders, ensuring that he or she is available, when appropriate, for consultation and direct communication; and
- leading the Board's evaluation process and discussion on board refreshment and director tenure.

The duties and responsibilities of our Lead Director provide strong independent Board leadership and oversight. As part of its evaluation process, the Board has committed to undertaking an annual review of its leadership structure to ensure it continues to serve the best interests of shareholders and positions the company for future success.

ANNUAL BOARD EVALUATION PROCESS

The Nominating Committee oversees the Board's multi-step evaluation process to ensure an ongoing, rigorous assessment of the Board's effectiveness, composition and priorities. In response to shareholders' interest for a robust and candid evaluation process, commencing in 2016, the Board augmented its evaluation process with individual one-on-one discussions led by the Lead Director and a mid-year review by the Board of progress against goals established at the beginning of the Board year.



Board Self-Assessment Questionnaires (Feb.) → One-on-One Discussions (Feb.-May) → Board Evaluation and Development of Goals (May) → Governance Review/Shareholder Engagement (Oct.-Dec.) → Interim Review of Goals (Dec.)

Component	Actions
Board Evaluation and Development of Goals (May)	The Lead Director leads a Board evaluation discussion in executive session guided by the Board's self-assessment questionnaire and the key themes identified through the one-on-one discussions. The Board identifies successes and areas for improvement from the prior Board year and establishes formal goals for the year ahead.
Annual Corporate Governance Review / Shareholder Engagement Program (October to December)	The Nominating Committee performs an annual review of The Hartford's corporate governance policies and practices in light of best practices, recent developments and trends. In addition, the Nominating Committee reviews feedback on governance issues provided by shareholders during our annual shareholder engagement program.
Interim Review of Goals (December)	The Lead Director leads an interim review of progress made against the goals established during the Board evaluation discussion in May.
Board Self-Assessment Questionnaires (February)	The governance review and shareholder feedback informs the development of written questionnaires that the Board and its standing committees use to help guide self-assessment. The Board's questionnaire covers a wide range of topics, including the Board's: • fulfillment of its responsibilities under the Corporate Governance Guidelines; • effectiveness in overseeing our business plan, strategy and risk management; • leadership structure and composition, including mix of experience, skills, diversity and tenure; • relationship with management; and • processes to support the Board's oversight function.
One-on-One Discussions (February to May)	The Lead Director meets individually with each independent director on Board effectiveness, dynamics and areas for improvement.

When the Lead Director led the Board evaluation session in May 2017, there was agreement that the Board was operating effectively. The Board reviewed performance against its goals for the 2016-2017 Board year and concluded as follows:

2016-2017 Board Year Goal	Key Results
Further enhance communication with management both during and between meetings, including more opportunities to communicate one-on-one with the CEO and off-cycle communications on the status of initiatives and market developments	Board communication materially improved, including more frequent off-cycle meetings between Chairman and Lead Director, Board letters, and updates on strategic initiatives and market developments
Use metrics, competitor analysis and benchmarking to an even greater extent	Use of metrics and benchmarking improved, contributing to better informed Board discussions
Meet in executive session both at the beginning and end of Board meetings	Executive sessions are more frequent, productive and meaningful

The Board established the following goals for the 2017-2018 Board year: (1) incorporate strategy and growth discussions at every meeting; (2) focus on Personal Lines strategy for competing once target returns are achieved; (3) engage in more substantive talent management discussions to identify and assess succession planning gaps; and (4) identify strong successors for retiring directors Charles Strauss and Patrick Swygert.

In addition to the full Board evaluation process, the standing committees of the Board undertake separate self-assessments based on written questionnaires, generally between February and July.

COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit Committee; the Compensation Committee; FIRMCo; and the Nominating Committee. The Board has determined that all of the members of the Audit Committee, the Compensation Committee and the Nominating Committee are "independent" directors within the meaning of the SEC's regulations, the listing standards of the NYSE and our Corporate Governance Guidelines. Each committee conducts a self-evaluation of its performance on an annual basis.

The current members of the Board, the committees on which they serve and the primary functions of each committee are identified below. We rotate the chairs for all of our committees at least every three years, bringing independent, fresh perspectives to each committee's oversight responsibilities. In May 2016, two female directors rotated into leadership positions, with Julie Richardson serving as Audit Committee Chair and Virginia Ruesterholz as Compensation Committee Chair.

AUDIT COMMITTEE

Current Members:*
R. Allardice
K. Mikells
M. Morris
J. Richardson (Chair)
C. Strauss
G. Woodring

Meetings in 2017: 10

* All members are "financially literate" within the meaning of the listing standards of the NYSE. Directors Allardice, Mikells, Morris, Richardson and Strauss are "audit committee financial experts" within the meaning of the SEC's regulations.

"With the number of significant and complex transactions, most recently the acquisition of Aetna's group benefits business and the agreement to sell the Talcott business, the Committee focused on controls over the accounting for these transactions to help ensure the integrity of our financial reporting. The Committee also prioritized oversight of controls associated with the Company's deferred tax assets."

Julie G. Richardson, Committee Chair since 2016

Roles and Responsibilities

- Oversees the integrity of our financial statements
- Oversees our accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting
- Oversees The Hartford's relationship with, and the performance of, the independent registered public accounting firm, including its qualifications and independence
- Oversees the performance of our internal audit function
- Oversees our compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct
- Discusses with management policies with respect to risk assessment and risk management

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Current Members:
T. Fetter
S. McGill
T. Renyi
T. Roseborough
V. Ruesterholz (Chair)
H. Swygert

Meetings in 2017: 6

"While the Committee considers talent development and succession planning annually, it was an area of increased attention with a number of important management changes in 2017, including the internal promotion of our new Chief Risk Officer; expanded responsibilities for the head of our Small Commercial business, who also assumed leadership for the Personal Lines business; and key external hires, including our new Chief Underwriting Officer."

Virginia Ruesterholz, Committee Chair since 2016

Roles and Responsibilities

- Oversees executive compensation and assists us in defining an executive total compensation policy
- Works with management to develop a clear relationship between pay levels, performance and returns to shareholders, and to align our compensation structure with our objectives
- Has the ability to delegate, and has delegated to the Executive Vice President, Human Resources, or her designee, responsibility for the day-to-day operations of our compensation plans and programs
- Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters
- Considers independence standards required by the NYSE or applicable law in regards to compensation consultants, accountants, legal counsel or other advisors, prior to their retention
- In consultation with a senior risk officer, meets annually to discuss and evaluate whether incentive compensation arrangements create material risks to the company
- Retains responsibility for compensation actions and decisions with respect to certain senior executives, as described in the *Compensation Discussion and Analysis* beginning on page 35

FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

Current Members:
R. Allardice (Chair)
C. Dominguez
T. Fetter
S. McGill
K. Mikells
M. Morris
T. Renyi
J. Richardson
T. Roseborough
V. Ruesterholz
C. Strauss
C. Swift
H. Swygert
G. Woodring

Meetings in 2017: 5

"In 2017, FIRMCo continued to focus on the management of cyber risks including the potential impacts on The Hartford and its customers. While the Committee continued to manage investment risks, insurance risks were also a focal point as a result of the elevated catastrophe events in 2017, with the Committee concentrating on the Company's underwriting discipline and management of catastrophe risks."

Robert B. Allardice III, Committee Chair since 2016

Roles and Responsibilities

- Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk, liquidity and capital requirements, insurance risks and cybersecurity

- Reviews our overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of our major risks

- Reviews and recommends changes to our financial, investment and risk management guidelines

- Provides a forum for discussion among management and the entire Board of key financial, investment, and risk management matters

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members:
C. Dominguez
M. Morris
T. Roseborough
V. Ruesterholz
C. Strauss (Chair)
H. Swygert

Meetings in 2017: 5

"The Committee principally focused on board refreshment and ESG governance in 2017. Following a robust director search, we added three new directors who bring insurance industry and digital expertise, in addition to adopting a term limit policy that ensures a healthy mix of director tenures and experience. We also developed a new governance framework that enables the full Board to oversee ESG risks and opportunities that contribute to the long-term sustainability of the company."

Charles B. Strauss, Committee Chair since 2016

Roles and Responsibilities

- Advises and makes recommendations to the Board on corporate governance matters

- Considers potential nominees to the Board

- Makes recommendations on the organization, size and composition of the Board and its committees

- Considers the qualifications, compensation and retirement of directors

- Reviews our policies and reports on political contributions

- Oversees the establishment, management and processes related to our ESG activities

THE BOARD'S ROLE AND RESPONSIBILITIES

BOARD RISK OVERSIGHT

The Board as a whole has ultimate responsibility for risk oversight. We have a formal enterprise risk appetite framework that is reviewed by the Board at least annually. The risk appetite framework includes an enterprise risk appetite statement and risk preferences, tolerances, and limits.

The Board exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating Committee reviews all charters and recommends any changes to the Board for approval. The chart below provides examples of each committee's risk oversight responsibilities.



BOARD OF DIRECTORS

AUDIT COMMITTEE	COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE	FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
• Financial Reporting • Legal and Regulatory Compliance • Operational Risk	• Compensation Programs • Talent Acquistion, Retention and Development • Succession Planning	• Market Risk • Liquidity and Capital Requirements • Insurance Risk • Cybersecurity	• Governance Policies and Procedures • Board Organization and Membership • Sustainability Governance

The Audit Committee discusses with management risk assessment and risk management policies. FIRMCo, which is comprised of all members of the Board, oversees the investment, financial, and risk management activities of The Hartford and has oversight of all risks that do not fall within the oversight responsibility of any other standing committee. FIRMCo meets at each regular Board meeting and is briefed on our risk profile and risk management activities. FIRMCo also has primary responsibility for overseeing risks related to cybersecurity. This oversight includes detailed, regular reports to FIRMCo on cybersecurity matters from senior members of our Enterprise Risk Management, Information Protection and Internal Audit functions. The topics covered by these reports include The Hartford's activities, policies and procedures to prevent, detect and respond to cybersecurity incidents, as well as lessons learned from cybersecurity incidents at other companies. From time to time, FIRMCo engages third party experts to gain an outside perspective on cybersecurity risk.

To assist the Board in discharging its oversight function, from time to time, the Board forms either a special committee or a working group to lead oversight of key strategic matters. Beginning in 2012, the Board established a Talcott Resolution Board Working Group to discuss risks and mitigation strategies related to our runoff life insurance and annuity business, which culminated in the December 2017 agreement to sell the business. This group, consisting of Robert Allardice, Julie Richardson, Virginia Ruesterholz and Charles Strauss, met 11 times in 2017.

For a detailed discussion of management's day-to-day management of risks, including sources, impact and management of specific categories of risk, see Part II - Item 7. Management's Discussion and Analysis in our annual report on Form 10-K for the year ended December 31, 2017.

BOARD AND SHAREHOLDER MEETING ATTENDANCE

The Board met seven times during 2017 and each of the directors attended 75% or more of the aggregate number of meetings of the Board and the committees on which he or she served. We encourage our directors to attend the Annual Meeting of Shareholders, and all of our directors attended the Annual Meeting of Shareholders held on May 17, 2017.

SHAREHOLDER ENGAGEMENT

In addition to routinely speaking with analysts and investors, we have maintained an annual shareholder engagement program since 2011 focused on governance and compensation issues and, more recently, sustainability. In the fall of each year, management contacts our largest shareholders and reports their feedback directly to the Nominating Committee and the Compensation Committee.

In the fall of 2017, management contacted shareholders representing approximately 55% of shares outstanding and had discussions with shareholders representing approximately 35% of shares outstanding. Many shareholders opted not to participate in calls, noting that they had no material concerns.

As a result of shareholder feedback received in 2017, and an analysis of governance trends and best practices, the Board took several important actions in 2017 to enhance The Hartford's corporate governance practices.

What we heard from shareholders	Board actions taken
It is essential that boards have a strong lead independent director with clearly defined authorities and responsibilities	Amended The Hartford's Corporate Governance Guidelines to reflect the expanded responsibilities the Lead Director has assumed over the years (page 11)
Boards, as part of their oversight of strategy, must ensure that management consider and communicate how environmental and social issues affect long-term strategy	Formed a Sustainability Governance Committee comprised of senior leaders to set and help drive execution of the company's sustainability strategy, with periodic reports up to the full Board (page 17)
It is important to bring fresh perspectives, new skills, and diversity to the boardroom, and boards should have discretion to decide how to promote refreshment	Adopted a policy that an independent director generally may not stand for reelection after serving as a director for 15 years in order to promote regular refreshment (page 18)

TALENT DEVELOPMENT AND SUCCESSION PLANNING

Talent development and succession planning are important parts of the Board's governance responsibilities. The CEO and independent directors conduct a review, at least annually, of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. In addition, each year, the Compensation Committee reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full Board on the issue, all directors are invited to these sessions. The full Board routinely meets and interacts with employees who have been identified as potential future leaders of the company.

In recent years, the Board's robust talent development and succession planning efforts have resulted in the seamless and well-managed transition of internal candidates into the company's most senior roles, most recently in 2017, the internal promotion of our new Chief Risk Officer, and expanded responsibilities for the head of our Small Commercial business, who also assumed leadership for the Personal Lines business.

BUSINESS ETHICS AND CONDUCT

> " Always act with integrity and honesty, and be accountable in everything you do. "
>
> The Hartford's Code of Ethics and Business Conduct

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have been recognized ten times, including in 2018, by The Ethisphere® Institute as one of the "World's Most Ethical Companies." We have adopted a Code of Ethics and Business Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors (the "Board Code of Ethics") and a Code of Ethics and Political Compliance. These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest, and provide mechanisms to report unethical conduct. Directors certify compliance with the Board Code of Ethics annually.

We provide our employees with a comprehensive educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise ethical concerns and employees are encouraged to speak up whenever they have an ethics-oriented question or problem.

SUSTAINABILITY PRACTICES

We believe that having a positive impact on the world is the right thing to do and a business imperative. Our success is inextricably tied to the well-being of our customers, employees, partners and neighbors, and to the way we conduct ourselves. Our focus and impact must extend beyond the quality of the products and services we offer to encompass our responsibilities as an employer, neighbor, member of the global community and steward of the planet's natural resources.

Our approach to ESG issues has traditionally focused on four areas to illustrate our commitment to sustainability:

- **Environmental Stewardship.** As an insurance company, we understand the risks that environmental challenges present to people and communities. As stewards of the environment, we are committed to mitigating climate change and reducing our carbon footprint incrementally each year.

- **Communities and Giving.** We help individuals and communities prevail by building safe, strong and successful neighborhoods through targeted philanthropic investments, by partnering with like-minded national and local organizations, and by harnessing the power of our employees to engage with their communities.

- **Diversity & Inclusion.** We are committed to building an inclusive and engaging culture where people are respected for who they are, recognized for how they contribute and celebrated for growth and exceptional performance. We value the diversity of our employees' skills and life experiences and invest in their development so they can deliver on our strategy and propel our company forward.

- **Ethics & Governance.** We believe that doing the right thing every day is core to our character - and we are proud of our reputation for being a company that places ethics and integrity above all else.

Consistent with best-practices, we have established forward-looking goals for each of the areas above, which are featured in our Sustainability Report along with examples of the progress we have made in each area. As a result of our efforts, in 2017 the company received the following national recognition:

	Included in the Dow Jones Sustainability Indices in 2017 for the sixth year, one of only five U.S. insurers
	Participated in the CDP reporting process in 2017, publicly disclosing our progress toward environmental goals for the 10th year in a row; one of only four U.S. insurers to be featured in the Leadership category

Sustainability Governance

In 2017, we took actions to improve our sustainability practices and enable the full Board to oversee ESG risks and opportunities that contribute to the long-term sustainability of the company:

- First, we better defined the scope of ESG priorities at the company based, in part, on a materiality assessment we conducted in May, 2017, in which stakeholders (investors, employees, customers, community member and suppliers) were asked to identify and prioritize the ESG factors most important to them.

- Second, we formed a Sustainability Governance Committee comprised of senior leaders to set and help drive execution of the company's sustainability strategy, which reports up to the full Board at least annually.

The first such report was a deep dive on climate change and severe weather in February 2018, which, among other things, looked at (1) how the company is reducing its environmental impact; (2) how the company helps its customers reduce their environmental impact through its products, services and investments; and (3) how the company's Enterprise Risk Management function monitors and manages the risks associated with climate change and severe weather.

To learn more please access our Sustainability Report, which presents our sustainability goals and provides data and examples of our efforts to achieve those goals, and our Global Reporting Initiative (GRI) G4 Response, which offers greater detail on our activities at: https://www.thehartford.com/about-us/corporate-sustainability.

POLITICAL ACTIVITIES

The Nominating Committee reviews the company's political and lobbying policies and reports of political contributions annually. As part of our Code of Ethics and Business Conduct, we do not make corporate contributions to political candidates or parties, and we require that no portion of our dues paid to trade associations be used for political contributions. We do allow the use of corporate resources for non-partisan political activity, including voter education and registration. We have two political action committees ("PACs"), The Hartford Advocates Fund and The Hartford Advocates Federal Fund. The PACs are solely funded by voluntary contributions from eligible employees in management level roles. The PACs support candidates for federal and state office who are interested in understanding insurance issues and developing public policy to address them. Our website includes information on: (1) contributions made by The Hartford's PACs; (2) our policy on corporate contributions for political purposes; and (3) annual dues, assessments and contributions of $25,000 or more to trade associations and coalitions. To learn more, please access our 2017 Political Activities Report, at https://ir.thehartford.com/corporate-governance/political-engagement.

BOARD COMPOSITION AND REFRESHMENT

DIRECTOR SUCCESSION PLANNING

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. Throughout the year, the Nominating Committee actively considers the Board's composition, skills and attributes to determine whether they are aligned with our long-term strategy and major risks. The succession planning process is informed by the results of the Board and committee evaluation processes, as well as anticipated needs in light of The Hartford's retirement and tenure policies (described below). To assist the Nominating Committee in identifying prospective Board nominees when undertaking a search, the company retains an outside search firm. The Nominating Committee also considers candidates suggested by its members, other Board members, management and shareholders.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors, including the candidate's potential contribution to the diversity of the Board.

In October 2016 the Nominating Committee launched a director search process in anticipation of the upcoming retirements of Charles Strauss and H. Patrick Swygert, who have reached the Board's mandatory retirement age and are unable to stand for re-election in May 2018. The Nominating Committee's process, outlined below, culminated in the election of Greig Woodring and Stephen McGill in October 2017, and Carlos Dominguez in December 2017. Woodring and McGill bring to the Board extensive insurance industry experience, aligned with our strategy of being a broader and deeper risk player, and Dominguez brings strong digital expertise, consistent with our strategy of becoming an easier company for agents and customers to work with.

DEVELOPMENT OF CANDIDATE SPECIFICATION	SCREENING OF CANDIDATES	MEETING WITH CANDIDATES	DECISION AND NOMINATION
• Development of skills matrix to identify desired skills and attributes • Targeted two areas of expertise aligned with our strategy: insurance industry experience and digital expertise • Prioritized diversity	• Considered three outside search firms and selected one to lead process • Screened 97 candidates for the insurance specification • Screened 195 candidates for the digital specification	• Top candidates interviewed with Nominating Committee members, other directors, and management • Finalist candidates underwent background and conflicts checks	• Nominating Committee decision and recommendation of candidates and committee assignments to full Board

DIRECTOR TENURE

The Nominating Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As part of its annual evaluation process, the Board assesses its overall composition, including director tenure. In addition, as noted above, the Board considers the independence of its members under applicable laws, regulations and the NYSE listing standards on an annual basis and does not believe the independence of any director nominee is compromised due to Board tenure.

In order to promote thoughtful Board refreshment, the Board has adopted the following in our Corporate Governance Guidelines:

- **Retirement Age.** An independent director may not be nominated to stand for election or reelection to the Board after his or her 75th birthday, with limited exceptions for newly appointed directors over age 70, who may serve on the Board up to five years.

- **Tenure Policy.** An independent director may not stand for reelection after serving as a director for 15 years.[1]

Under extraordinary circumstances only, the Corporate Governance Guidelines allow the Board to determine that the interests of The Hartford would be better served by nominating a director for re-election after he or she reaches an age or term limit described above for an additional one-year term, provided that exceptions under extraordinary circumstances may not be made more than twice for an individual director.

---

[1] *For transitional purposes only, the policy provides that the service of any independent director who is over the age of 70 as of December 31, 2017 and then serving on the Board would not be subject to the tenure policy; such directors may continue to serve until the annual meeting of shareholders that follows their 75th birthday.*

The Board believes that these age and tenure policies provide discipline to the Board refreshment process, improve succession planning and support Board independence. Moreover, the policies supplement and strengthen the Board evaluation process as follows:

- During the annual Board self-assessment process following an independent director's eighth year of service, the Lead Director (or the Chair of the Nominating Committee in the case of the Lead Director) will review with such independent director his or her independence, outside commitments, future plans and other matters that may impact ongoing service on the Board.

- Thereafter, during the annual Board self-assessment process following such director's twelfth year of service and each year thereafter, these discussions will also include the timing of the director's retirement from the Board (i.e., after 15 years or earlier).

 Among the current director nominees, seven have fewer than five years of service, three have between five and ten years of service, and the remaining two have over ten years of service. The average tenure of the Board nominees is 5.5 years.

DIRECTOR DIVERSITY

The Board believes that a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and will contribute positively to robust discussion at meetings. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives that the directors bring to their Board work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations. As part of our continuing efforts to bring diverse perspectives to the Board, since 2010 we have added four female directors. In 2016, two became chairs of our Audit Committee and Compensation Committee, significantly increasing female leadership on the Board.



BOARD TENURE AND DIVERSITY

0-5 Years: **7**

5-10 Years: **3**

>10 Years: **2**

According to the "2017 Spencer Stuart Board Index":
- Women constituted 22% of all S&P 500 directors, compared to over 33% of The Hartford's nominees
- Women chaired 20% of audit committees and 17% of compensation committees at S&P 500 companies; at The Hartford, women chair both committees

Female: **4**

Male: **8**

DIRECTOR ONBOARDING AND ENGAGEMENT

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and strategy. When new directors join the Board, they receive materials to familiarize them with The Hartford, its strategy, leadership, financial performance, and governance. In addition, new directors devote multiple days to orientation with senior management. Sessions vary depending on the areas where the director needs or requests a "deep dive" and the committees he or she may be joining, but generally include overviews of director responsibilities; each of the company's businesses; financial results; operations and technology; and enterprise risk management. At least one Board meeting each year, typically in September, is devoted entirely to our strategy.

Our Board members also participate in other company activities and engage directly with our employees at a variety of events throughout the year. Recent examples include speaking at Professional Women's Network and Enterprise Risk Management events, as well as attendance at an annual dinner with employees that are working on key strategic business priorities and/or are engaged with our employee resource groups.

SHAREHOLDER PROPOSED NOMINEES

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Shareholders may also directly nominate someone at an annual meeting. Nominations for director candidates are closed for 2018. To nominate a candidate at our 2019 Annual Meeting, notice must be received by our Corporate Secretary at the address below by February 15, 2019 and must include the information specified in our By-laws, including, but not limited to, the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our Common Stock.

Pursuant to our proxy access By-law, a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in our proxy statement. The shareholder, or group collectively, must have held at least 3% of our Common Stock for three years in order to make a nomination, and may nominate as many as two directors, or a number of directors equal to 20% of the board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our By-laws. Notice of proxy access director nominees for inclusion in our 2019 proxy statement must be received by our Corporate Secretary at the address below no earlier than November 6, 2018 and no later than December 6, 2018.

In each case, submissions must be delivered or mailed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2017-2018 Board service year, non-management directors received an annual cash retainer of $100,000 and a $160,000 annual equity grant of restricted stock units ("RSUs").

ANNUAL CASH FEES

Cash compensation for the 2017-2018 Board service year beginning on May 17, 2017, the date of the 2017 Annual Meeting of Shareholders, and ending on May 16, 2018, the date of the 2018 Annual Meeting, is set forth below. In October 2016, following a market assessment, the Board increased the Nominating Committee Chair retainer from $10,000 to $15,000 and the Lead Director retainer from $25,000 to $35,000 to bring both retainers to market median levels effective for the 2017-2018 Board service year.

Annual Cash Compensation[1]	Director Compensation Program
Annual Retainer	$100,000
Chair Retainer	$25,000 – Audit Committee $25,000 – Finance, Investment and Risk Management Committee $25,000 – Compensation and Management Development Committee $15,000 – Nominating Committee
Lead Director Retainer	$35,000
Talcott Resolution Board Working Group Stipend[2]	$10,000

(1) Directors may elect to defer all or part of the annual Board cash retainer and any Committee Chair or Lead Director cash retainer into RSUs, to be distributed as common stock following the end of the director's Board service.

(2) An annual amount paid to a group of directors dedicated to discussing with management risks and mitigation strategies related to Talcott Resolution, the company's runoff life insurance and annuity businesses; an agreement to sell this business was signed in December 2017.

ANNUAL EQUITY GRANT

In 2017, directors received an annual equity grant of $160,000, payable solely in RSUs pursuant to The Hartford 2014 Incentive Stock Plan.

The RSUs vest and are distributed as common stock at the end of the Board service year, unless the director has elected to defer distribution until the end of Board service. Directors may not sell, exchange, transfer, pledge, or otherwise dispose of the RSUs. Resignation from the Board will result in a forfeiture of all unvested RSUs at the time of such resignation unless otherwise determined by the Compensation Committee. However, RSUs will automatically vest upon the occurrence of any of the following events: (a) retirement from service on the Board in accordance with our Corporate Governance Guidelines, (b) death of the director, (c) total disability of the director, as defined in the 2014 Incentive Stock Plan, (d) resignation by the director under special circumstances where the Compensation Committee, in its sole discretion, consents to waive the remaining vesting period, or (e) a "change of control," as defined in the 2014 Incentive Stock Plan. Outstanding RSUs are credited with dividend equivalents equal to dividends paid to holders of our common stock.

OTHER

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while he or she serves on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

STOCK OWNERSHIP GUIDELINES AND RESTRICTIONS ON TRADING

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times his or her total annual cash retainer (including cash retainers paid for committee chair or Lead Director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2017.

Our insider trading policy prohibits all hedging activities by directors, and permits directors to engage in transactions involving The Hartford's equity securities only through (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, or (2) during "trading windows" of limited duration following the filing with the SEC of our periodic reports on Forms 10-K and 10-Q and following a determination by the company that the director is not in possession of material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

DIRECTOR SUMMARY COMPENSATION TABLE

We paid the following compensation to directors for the fiscal year ended December 31, 2017.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Robert Allardice[3]	135,000	160,000	2,767	297,767
Trevor Fetter	135,000	160,000	811	295,811
Stephen P. McGill[4]	41,700	—	312	42,012
Kathryn A. Mikells	100,000	160,000	271	260,271
Michael G. Morris	100,000	160,000	2,767	262,767
Thomas Renyi	100,000	160,000	2,767	262,767
Julie G. Richardson[3]	135,000	160,000	571	295,571
Teresa W. Roseborough	100,000	160,000	811	260,811
Virginia P. Ruesterholz[3]	135,000	160,000	811	295,811
Charles B. Strauss[3]	125,000	160,000	2,767	287,767
H. Patrick Swygert	100,000	160,000	2,767	262,767
Greig Woodring[4]	41,700	—	344	42,044

(1) Directors Fetter, Mikells and Renyi each elected to receive vested RSUs in lieu of cash compensation. Ms. Richardson elected to receive vested RSUs in lieu of $125,000 of her cash compensation; the remaining $10,000 stipend was paid to her in cash. The vested RSUs will be distributed as common stock following the end of the director's Board service.

(2) These amounts reflect the aggregate grant date fair value of RSU awards granted during the fiscal year ended December 31, 2017.

(3) A $10,000 stipend for service in the Talcott Resolution Board Working Group was paid to directors Allardice, Richardson, Ruesterholz and Strauss. This stipend cannot be deferred.

(4) Mr. McGill and Mr. Woodring each received a pro-rated annual cash retainer of $41,700 upon their appointment to the Board on December 20, 2017.

DIRECTOR COMPENSATION TABLE—OUTSTANDING EQUITY

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2017. The value of these unvested awards is calculated using a market value of $56.28, the NYSE closing price per share of our common stock on December 29, 2017. The numbers have been rounded to the nearest whole dollar or share.

Name	Stock Grant Date[2]	Stock Awards[1]	
		Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert Allardice	7/31/2017	2,921	164,394
Trevor Fetter	7/31/2017	2,921	164,394
Stephen P. McGill[4]	—	—	—
Kathryn A. Mikells	7/31/2017	2,921	164,394
Michael G. Morris	7/31/2017	2,921	164,394
Thomas Renyi	7/31/2017	2,921	164,394
Julie G. Richardson	7/31/2017	2,921	164,394
Teresa W. Roseborough	7/31/2017	2,921	164,394
Virginia P. Ruesterholz	7/31/2017	2,921	164,394
Charles B. Strauss	7/31/2017	2,921	164,394
H. Patrick Swygert	7/31/2017	2,921	164,394
Greig Woodring[4]	—	—	—

(1) Additional stock ownership information is set forth in the beneficial ownership table on page 63.

(2) The RSUs were granted on July 31, 2017, the first day of the scheduled trading window following the filing of our Form 10-Q for the quarter ended June 30, 2017.

(3) The number of RSUs of each award was determined by dividing $160,000 by $55.00, the closing price of our common stock as reported on the NYSE on the date of the award. The RSUs will vest on May 16, 2018, and will be distributed at that time in shares of the company's common stock unless the director had previously elected to defer distribution of all or a portion of his or her annual RSU award until the end of Board service. Directors Fetter, Mikells, Renyi and Richardson have made elections to defer distribution of 100% of their RSU award.

(4) Mr. McGill and Mr. Woodring each received a pro-rated restricted stock unit award valued at $66,700 on February 27, 2018, the first day of the Company's scheduled trading window following the filing of the Company's 2017 year-end report on Form 10-K. The number of RSUs subject to the award was determined by dividing the grant value ($66,700) by the closing market price per share of The Hartford common stock on the grant date of February 27, 2018. These awards will fully vest on the last day of the 2017-2018 Board year. Mr. McGill has elected to defer receipt of his RSU award until the end of his Board service.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chair of the Nominating Committee and the Chairman for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2017.

COMMUNICATING WITH THE BOARD

Shareholders and other interested parties may communicate with directors by contacting Donald C. Hunt, Vice President and Corporate Secretary of The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

By internet	By telephone	By mail
Visit 24/7 www.ethicspoint.com	1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries)	The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281

DIRECTOR NOMINEES

Twelve individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting, and we will publicly disclose the Board's decision promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives, and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

Experience / Qualification	Relevance to The Hartford
Leadership	Experience in significant leadership positions provides us with new insights, and demonstrates key management disciplines that are relevant to the oversight of our business.
Insurance and Financial Services Industries	Extensive experience in the insurance and financial services industries provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations.
Digital/Technology	Digital and technology expertise is important in light of the speed of digital progress and the development of disruptive technologies both in the insurance industry and more broadly.
Corporate Governance	An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests.
Risk Management	Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future.
Finance and Accounting	Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results.
Business Operations and Strategic Planning	An understanding of business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan and business strategy.
Regulatory	An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions.
Talent Management	We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives.

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex corporations and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our directors bring to the Board that are important to the oversight of The Hartford are identified and described below.

ROBERT B. ALLARDICE, III



Age: 71

Director since: 2008

Independent

Committees: Audit; Finance, Investment and Risk Management (Chair)

Other Public Company Directorships:

Ellington Residential Mortgage REIT (2013-present); GasLog Partners LP (2014-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Allardice has served as a senior leader for multiple large, complex financial institutions, including as regional chief executive officer of Deutsche Bank Americas Holding Corporation, North and South America. He brings to the Board over 35 years of experience in the financial services industry, including at the senior executive officer level. His experience leading capital markets-based businesses is relevant to the oversight of our investment management company and corporate finance activities. In addition, Mr. Allardice has experience in a highly regulated industry, including interfacing with regulators and establishing governance frameworks relevant to the oversight of our business. He has extensive corporate governance experience from service as a director and audit committee member for several large companies, including seven years as Chairman of the Board's Audit Committee.

Morgan Stanley & Company	**Smith Barney**	**Deutsche Bank Americas Holding Corporation**	**Deutsche Bank**
• Founder of Merger Arbitrage Department, Chief Operating Officer of its Equity Department, Founding member of Finance Committee	• Consultant	• Regional Chief Executive Officer of North and South America, Advisory Director	• Consultant to Chairman of Supervisory Board
1974	1993 – 1995	1994 1999	2002 2006

CARLOS DOMINGUEZ



Age: 59

Director since: 2018

Independent

Committees: Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

Medidata Solutions, Inc. (2008-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Dominguez has more than 30 years of enterprise technology experience. He brings to the Board extensive and relevant digital expertise as the company focuses on data analytics and digital capabilities to continuously improve the way it operates and delivers value to customers. As president and chief operating officer of Sprinklr, Inc., Mr. Dominguez guides strategic direction and leads the marketing, sales, services, and partnerships teams for a leading social media management company. Prior to joining Sprinklr, he spent seven years as a technology representative for the chairman and CEO of Cisco Systems, Inc. In this role, Mr. Dominguez engaged with senior executives in the Fortune 500 and government leaders worldwide, sharing insights on how to leverage technology to enhance and transform their businesses. In addition, he led the creation and implementation of Cisco's Innovation Academy that delivered innovation content to Cisco employees globally.

Cisco Systems, Inc.				**Sprinklr Inc.**
• Positions of increasing responsibility in operations and sales	• Vice President, U.S. Network Services Provider Sales	• Senior Vice President, Worldwide Service Provider Operations	• Senior Vice President, Office of the Chairman and Chief Executive Officer	• President and Chief Operating Officer
1992	1999	2004	2008	2015 Present

TREVOR FETTER



Age: 58

Director since: 2007

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships:

Tenet Healthcare Corporation (2003-2017)

Skills and Qualifications Relevant to The Hartford:

Mr. Fetter has nearly two decades of experience as chief executive officer of multiple publicly-traded companies. He has demonstrated his ability to lead the management, strategy and operations of complex organizations. He brings to the Board significant experience in corporate finance and financial reporting acquired through senior executive finance roles, including as a chief financial officer of a publicly-traded company. He has experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly-traded healthcare company. In addition, Mr. Fetter serves as The Hartford's lead director, providing strong independent Board leadership. He also has extensive corporate governance expertise from service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.



Tenet Healthcare Corporation	Broadlane, Inc.	Tenet Healthcare Corporation		
• Chief Financial Officer	• Chairman and Chief Executive Officer	• President	• Chief Executive Officer	• Chairman
1996	2000	2002	2003 2015	2017

STEPHEN P. McGILL



Age: 60

Director since: 2017

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships:

None

Skills and Qualifications Relevant to The Hartford:

Mr. McGill has over 25 years of insurance industry experience. With his deep understanding of the insurance industry, Mr. McGill brings significant and relevant risk management, regulatory and business expertise to the Board. As the leader of an international risk management and reinsurance brokerage, Mr. McGill is able to provide the Board with insights into complex distribution channels, what it takes to succeed in the marketplace, and profitably grow the company's businesses. In addition, Mr. McGill brings an international perspective to the Board. He serves on the International Advisory Board of British American Business, and is past president of the Insurance Institute of London. In 2014, Mr. McGill was awarded a Commander of the British Empire (CBE) by Queen Elizabeth II in recognition for his exceptional service to the insurance industry and also for humanitarian services.



Jardine Lloyd Thompson Group plc			Aon plc			
• Director	• Deputy Chief Executive Officer	• Chief Executive Officer	• Chief Executive Officer, Aon Global	• Chief Executive Officer, Aon Risk Services, Americas	• Chairman and CEO, Aon Risk Solutions	• Group President, Aon plc and Chairman and CEO, Risk Solutions, Aon plc
1997 2001		2002	2005	2007	2008	2012 2017

KATHRYN A. MIKELLS



Age: 52

Director since: 2010

Independent

Committees: Audit; Finance, Investment and Risk Management

Other Public Company Directorships:

Diageo plc (2015-present)

Skills and Qualifications Relevant to The Hartford:

Ms. Mikells has extensive experience in a variety of executive management positions, with a focus on leading the finance function of global organizations. She has significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly-traded companies. Ms. Mikells brings to the Board strong management and transformational skills, demonstrated during ADT's successful transition into an independent company, as well as significant mergers and acquisitions experience acquired through the sale of Naclo to Ecolab and the merger of United Airlines with Continental Airlines. She has demonstrated risk management skills as a leader responsible for financial and corporate planning for domestic and international organizations. In addition, Ms. Mikells has strong talent development skills acquired through years leading global finance divisions.



UAL Corporation (Parent of United Airlines)
- 1994
- 2005 • Treasurer
- 2006 • Vice President, Financial Planning and Analysis
- 2007 • Head of Investor Relations
- 2008 • Chief Financial Officer, Executive Vice President

Nalco Company
- 2010 • Chief Financial Officer

ADT Security Services
- 2012 • Chief Financial Officer

Xerox Corporation
- 2013 • Chief Financial Officer

Diageo
- 2015 • Chief Financial Officer

Present

MICHAEL G. MORRIS



Age: 71

Director since: 2004

Independent

Committees: Audit; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

Alcoa Corporation (2002-present); American Electric Power Company, Inc. (2004-2014); L Brands, Inc. (2012-present); Spectra Energy Corp. (2013-2017); Spectra Energy Partners GP, LLC (2017-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Morris has over two decades of experience as chief executive officer and president of multiple publicly-traded companies in the highly regulated energy industry. He brings to the Board significant experience as a senior leader responsible for the strategic direction and management of complex business operations. In addition, he has experience overseeing financial matters in his roles as chairman, president and CEO of AEP, and as chairman, president and CEO of Northeast Utilities. He has proven skills interacting with governmental and regulatory agencies acquired through years of leading various multi-national organizations in the energy and gas industries, serving on the U.S. Department of Energy's Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, the Institute of Nuclear Power Operations and as Chair of the Business Roundtable's Energy Task Force. In addition, he has corporate governance expertise from service as a director and member of the audit, compensation, finance, risk management and nominating/governance committees of various publicly-traded companies.



Northeast Utilities
- 1997 • Chairman, President and Chief Executive Officer

American Electric Power Company, Inc. ("AEP")
- 2004 • President and Chief Executive Officer
  - Chairman of the Board
- 2011 • Non-Executive Chairman

2013

THOMAS A. RENYI



Age: 72

Director since: 2010

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships:

Public Service Enterprise Group (2003-present); Royal Bank of Canada (2013-present)

Skills and Qualifications Relevant to The Hartford:

Mr. Renyi has over 40 years of experience in the financial services industry, both domestic and global, including serving as Chairman and Chief Executive Officer of The Bank of New York Company, Inc. and the Bank of New York for 10 years. As a senior leader of complex financial services companies, Mr. Renyi managed operations, set strategic direction, and led the successful integration initiatives related to two major mergers. Mr. Renyi brings to the Board strong financial expertise acquired through key leadership roles at financial services companies, including in areas such as credit policy, securities servicing, capital markets and domestic and international banking. He also has corporate governance expertise from service as chairman and director of large, public financial services companies.

The Bank of New York Company				The Bank of New York Mellon Corporation
Leadership roles in securities servicing, credit policy and capital markets	• President and member of the Board of Directors	• Chief Executive Officer	• Chairman of the Board	• Executive Chairman
1971 //	1992	1997	1998	2007 — 2008

JULIE G. RICHARDSON



Age: 54

Director since: 2014

Independent

Committees: Audit (Chair); Finance, Investment and Risk Management

Other Public Company Directorships:

Stream Global Services, Inc. (2009-2012); VEREIT, Inc. (2015-present); Yext, Inc. (2015-present); Arconic Inc. (2016-2018); UBS Group AG (2017-present)

Skills and Qualifications Relevant to The Hartford:

Ms. Richardson has over 25 years of financial services experience as a banker and investment professional at some of the world's largest financial services firms. Previously, she led management of Providence Equity Partners' New York Office as partner and headed JPMorgan's Global Telecommunications, Media and Technology group. In these roles, Ms. Richardson demonstrated skills leading and managing large, global teams. Ms. Richardson has significant experience in financial analysis and capital markets acquired as a senior leader at global financial services institutions. She also has extensive risk management skills acquired through a long and distinguished career as a leader in both private and public financial investment organizations.

Merrill Lynch	JPMorgan Chase & Co.	Providence Equity Partners LLC	
• Managing Director	• Managing Director and Head of Telecommunications, Media and Technology Investment Banking Group	• Managing Director and Head of New York Private Equity Team	• Senior Advisor
1987 //	1998	2003	2012 — 2014

TERESA WYNN ROSEBOROUGH



Age: 59

Director since: 2015

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

None

Skills and Qualifications Relevant to The Hartford:

Ms. Roseborough has over two decades of experience as a senior legal advisor in government, law firm and corporate settings. She has experience as a senior leader responsible for corporate compliance matters at large-cap publicly-traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court. She brings to the Board extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies, as well as corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company. Ms. Roseborough also has in depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance and employee benefits.

U.S. Department of Justice	Sutherland, Asbill & Brennan LLP	MetLife, Inc.	The Home Depot
• Deputy Assistant Attorney General, Office of Legal Counsel	• Partner	• Senior Chief Counsel Compliance & Litigation and Deputy General Counsel	• Executive Vice President, General Counsel and Corporate Secretary
1994	1996	2006	2011 Present

VIRGINIA P. RUESTERHOLZ



Age: 56

Director since: 2013

Independent

Committees: Compensation and Management Development (Chair); Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships:

Frontier Communications Corporation (2013-present); Bed Bath & Beyond Inc. (2017-present)

Skills and Qualifications Relevant to The Hartford:

Ms. Ruesterholz has held a variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations. As a senior leader of a Fortune 100 company, she has held principal oversight responsibility for key strategic initiatives, navigated the regulatory landscape of large-scale operations, and led an organization with over 25,000 employees. Ms. Ruesterholz brings to the Board vast experience in large-scale operations, including sales and marketing, customer service, technology and risk management. Ms. Ruesterholz also brings to the Board substantial financial and strategic expertise acquired as president of various divisions within Verizon and most recently as Chair of the Finance Committee and Member of the Audit Committee at Stevens Institute of Technology.

New York Telephone	Verizon Partner Solutions	Verizon Telecom	Verizon Services Operations	Verizon Communications
• Positions of increasing responsibility in operation, sales and customer service	• President	• President	• President	• Executive Vice President
1984	2005	2006	2009	Jan 2012 Jul 2012

CHRISTOPHER J. SWIFT



Age: 57

Director since: 2014

Committees: Finance, Investment and Risk Management

Other Public Company Directorships:

None

Skills and Qualifications Relevant to The Hartford:

Mr. Swift has over 30 years of experience in the financial services industry, with a focus on insurance. As Chairman and CEO of The Hartford, he brings to the Board unique insight and knowledge into the complexities of our businesses, relationships, competitive and financial positions, senior leadership and strategic opportunities and challenges. Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the company's leadership pipeline. As CFO, he led the team that developed the company's go-forward strategy. He is a certified public accountant with experience working at a leading international accounting firm, including serving as head of its Global Insurance Industry Practice.



KPMG	American International Group, Inc.	The Hartford Financial Services Group, Inc.		
• Partner	• Vice President and Chief Financial Officer, Life and Retirement Services	• Executive Vice President and Chief Financial Officer	• Chief Executive Officer	• Chairman
1983	2003 2005	2010	2014	2015 Present

GREIG WOODRING



Age: 66

Director since: 2017

Committees: Audit; Finance, Investment and Risk Management

Other Public Company Directorships:

Reinsurance Group of America, Incorporated (1993-2016); Sun Life Financial Inc. (Jan. - April 2017)

Skills and Qualifications Relevant to The Hartford:

Mr. Woodring brings significant and valuable insurance industry and leadership experience to the Board, demonstrated by his more than two decades leading Reinsurance Group of America, Incorporated (RGA), a leading life reinsurer with global operations. During his tenure, RGA grew to become one of the world's leading life reinsurers, with offices in 26 countries and annual revenues of more than $10 billion. Mr. Woodring has demonstrated skills in areas that are relevant to the oversight of the company, including risk management, finance, and operational expertise. Mr. Woodring serves as chairman of the International Insurance Society, and is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.



General American Life Insurance Company			Reinsurance Group of America	
• Positions of increasing responsibility	• Head of Reinsurance	• Executive Vice President	• President and Chief Executive Officer	• Chief Executive Officer
1979	1986	1992	1993	2015 2016

AUDIT MATTERS

ITEM 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

☑ **The Board recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018**

In accordance with its Board-approved charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the company's independent registered public accounting firm for the fiscal year ending December 31, 2018. D&T has been retained as the company's independent registered public accounting firm since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

In selecting D&T for fiscal year 2018, the Audit Committee carefully considered, among other items:

- the professional qualifications of D&T, the lead audit partner and other key engagement partners;
- D&T's depth of understanding of the company's businesses, accounting policies and practices and internal control over financial reporting;
- D&T's quality controls and its processes for maintaining independence; and
- the appropriateness of D&T's fees for audit and non-audit services.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the company's retention of D&T. In addition, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee and its chairperson are involved in the selection of D&T's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of D&T to serve as the company's independent external auditor is in the best interests of the company and its investors.

Although shareholder ratification of the appointment of D&T is not required, the Board requests ratification of this appointment by shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T.

Representatives of D&T will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2017 and 2016.

	Year Ended December 31, 2017	Year Ended December 31, 2016
Audit fees	$ 13,881,000	$ 14,457,000
Audit-related fees[1]	$ 1,356,000	$ 591,000
Tax fees[2]	$ 184,000	$ 474,000
All other fees[3]	$ —	$ 69,000
Total	$ 15,421,000	$ 15,591,000

(1) Fees for the years ended December 31, 2017 and 2016 principally consisted of procedures related to regulatory filings and acquisition or divestiture related services.
(2) Fees for the years ended December 31, 2017 and 2016 principally consisted of tax compliance services.
(3) Fees for the year ended December 31, 2016 consisted of a benchmarking survey.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2017 and 2016 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

The Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chair the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000. The Chair must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of six independent directors, each of whom is "financially literate" within the meaning of the listing standards of the NYSE. Directors Richardson, Allardice, Mikells, Morris and Strauss are "audit committee financial experts" within the meaning of the SEC's regulations. The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP ("D&T"), our independent registered public accounting firm for 2017, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017.

In this context, the Audit Committee has:

(1) reviewed and discussed the audited financial statements for the year ended December 31, 2017 with management;

(2) discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees; and

(3) received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for filing with the SEC.

Report Submitted: February 21, 2018

Members of the Audit Committee:

Julie G. Richardson, Chair
Robert B. Allardice, III
Kathryn A. Mikells
Michael G. Morris
Charles B. Strauss
Greig Woodring

COMPENSATION MATTERS

ADVISORY APPROVAL OF 2017 COMPENSATION OF NAMED EXECUTIVE OFFICERS

☑ **The Board recommends that shareholders vote "FOR" the below resolution to approve our compensation of named executive officers as disclosed in the *Compensation Discussion and Analysis*, the compensation tables and the narrative discussion contained in this proxy statement.**

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 35, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports, other than senior executives directly supporting our Mutual Funds segment who have an independent compensation program (collectively, "Senior Executives").

Name	Title
Christopher Swift	Chairman and Chief Executive Officer
Beth Bombara	Executive Vice President and Chief Financial Officer
Douglas Elliot	President
Brion Johnson	Executive Vice President and Chief Investment Officer; President of HIMCO and Talcott Resolution
William Bloom	Executive Vice President, Operations, Technology & Data
Robert Rupp	Former Executive Vice President and Chief Risk Officer

EXECUTIVE SUMMARY

PERFORMANCE HIGHLIGHTS

2017 Financial Results

In 2017, in the face of a competitive market and historically high industry catastrophe losses, The Hartford delivered very strong business results. In addition, we achieved several major accomplishments including an agreement to sell Talcott Resolution, our life and annuity run-off business; the acquisition of Aetna Inc.'s U.S. group life and disability business; and the transfer of 29% of our outstanding pension liabilities to Prudential Financial, Inc.

Announced Agreement to Sell Talcott Resolution	Acquired Aetna's U.S. Group Life and Disability Business	Reduced Pension Liabilities by $1.6 Billion
• Sale will complete our exit of individual life and annuity run-off business • Expected to improve future return on equity ("ROE") and earnings growth profile and enhance financial flexibility • Provides $2.7 billion of value to shareholders • Resulted in a net loss on discontinued operations of approximately $2.9 billion	• Makes us the second largest group life and disability insurer in the U.S.[1] • Increases operating scale and enhances analytical and claims capabilities • Included industry-leading claims and administration technology, which will enhance the experience we deliver to customers • Enhances The Hartford's distribution footprint	• Reduces our long-term pension obligations and exposure to potential future volatility • Entrusts the pension benefits of approximately 16,000 former employees to a highly-rated, experienced retirement benefits provider in the industry • Ensured uninterrupted service and processing • Resulted in a $488 million charge after tax

The combination of our strategic decisions and record catastrophe losses, along with the impact of U.S. corporate tax reform resulted in a full year net loss of $3.1 billion, which included a $2.9 billion loss on discontinued operations related to the sale of Talcott Resolution, an $877 million charge for the reduction in U.S. corporate tax rate, and a $488 million, after tax, charge for the pension transfer. While the losses from these three items are material, we view our accomplishments this year, including continued development of products, capabilities and talent, as significantly improving our long-term earnings, ROE and risk profile. The loss associated with the sale of Talcott Resolution and the charge resulting from the pension transfer were both related to the resolution of certain legacy liabilities from the operation of the business in prior years. The sale of Talcott Resolution is expected to improve our future ROE and earnings growth profile and enhance financial flexibility to improve The Hartford's performance in future years, while the pension transfer reduces our long-term pension obligations and exposure to potential future volatility. The charge arising from U.S. tax reform is a financial accounting charge incurred in 2017 due to the reduction in U.S. corporate tax rates, which should benefit shareholders in years after 2017, and is wholly unrelated to any of The Hartford's operations or decisions by management.

[1] Source: LIMRA, based on in-force master contracts, certificates, total premiums collected as of Dec. 31, 2016, and annualized premiums.
* Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.

Core earnings,* which do not include the three charges to net income listed above, were $1.0 billion, an 11% increase from 2016. The increase was primarily attributable to strong core earnings in both Group Benefits and Mutual Funds and a change in our Property and Casualty ("P&C") segments to net favorable prior year development in 2017 from net unfavorable prior year development in 2016, which more than offset the impact of increased levels of U.S. catastrophes in P&C earnings. The change to net favorable prior year development was primarily because the company did not have adverse development on our legacy asbestos and environmental book in 2017 as a result of the reinsurance coverage we purchased in 2016, in addition to net favorable development in Personal Lines in 2017 compared with unfavorable development in 2016.

As a result of the net loss, the company's full year 2017 ROE - net loss was (20.6)% compared with a net income ROE of 5.2% for full year 2016. However, core earnings ROE* was 6.7% in 2017, up from 5.2% in 2016 due to a $102 million increase in core earnings in 2017 and a decline in stockholders' equity, excluding accumulated other comprehensive income (AOCI). The decline in stockholders' equity excluding AOCI compared with Dec. 31, 2016 was due to the 2017 net loss, as well as share repurchases and common stockholder dividends paid during the year.

2017 Business Performance

In 2017, we delivered excellent earnings in Group Benefits and Mutual Funds and increased net investment income. Personal Lines core earnings improved compared to 2016, reflecting the impact of the company's multiple profitability initiatives over the last two years. Commercial Lines underwriting results declined, primarily due to catastrophes and challenging market conditions. Our annual incentive plan funding level is based primarily on core earnings performance (as adjusted for compensation purposes) against the annual operating plan reviewed by the Board at the start of the performance/fiscal year. The following table highlights business performance against the 2017 operating plan for key business metrics that drive core earnings results.

Commercial Lines	• Combined ratio of 97.3 was higher than plan, primarily due to higher catastrophe losses • Underlying combined ratio* of 92.0 was modestly higher than plan, primarily due to higher expenses
Personal Lines	• Combined ratio of 104.2 was higher than plan due to higher catastrophe losses • Underlying combined ratio of 93.0 was favorable to plan due to profitability improvement initiatives
Group Benefits	• Net income and core earnings margin* were 7.2% and 5.8% respectively, both exceeding plan • Acquired Aetna's U.S. group life and disability business, making The Hartford the second largest group life and disability insurer in the U.S.
Mutual Funds	• Net income was $106 million, exceeding plan • Total assets under management increased 18% over 2016, driven by market appreciation and positive net flows
Investment Operations	• Total P&C net investment income before tax was $1,196 million, reflecting returns on limited partnerships and other alternative investments well ahead of plan • P&C net investment income before tax, excluding limited partnerships and other alternative investments, was higher than plan at $1,062 million

As we enter 2018, we are focused on the successful integration of the Aetna acquisition and the separation and sale of Talcott Resolution, as well as the continued investment in our businesses for long-term growth and shareholder value creation. Management and the Board are confident that we are taking the right steps to continue to drive profitable growth, with an improved risk, earnings growth and ROE profile due in large part to our strategic accomplishments in 2017.

Capital Management and Total Shareholder Returns

During the year the company repurchased 20.2 million common shares for $1.0 billion, repaid $416 million of senior debt at maturity, declared a 9% increase in the quarterly dividend to $0.25 per common share and paid $341 million of common dividends. The following chart shows The Hartford's total shareholder returns ("TSR") relative to the S&P 500, S&P 500 Insurance Composite, and S&P P&C indices.



¹Includes reinvestment of dividends. Data provided by S&P Capital IQ.

2017 COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

The table below reflects the 2017 compensation package (base salary, annual incentive plan ("AIP") award and long-term incentive ("LTI") award) for each active NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 50, we believe it provides a simple and concise picture of 2017 compensation decisions.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	W. Bloom
Base Salary Rate	$ 1,100,000	$ 700,000	$ 925,000	$ 525,000	$ 550,000
2017 AIP Award	$ 4,675,000	$ 1,900,000	$ 3,150,000	$ 2,300,000	$ 1,575,000
2017 LTI Award	$ 7,500,000	$ 1,750,000	$ 5,000,000	$ 1,500,000	$ 1,000,000
Total 2017 Compensation Package	$ 13,275,000	$ 4,350,000	$ 9,075,000	$ 4,325,000	$ 3,125,000

2017 Compensation Decision	Rationale
The Compensation Committee approved an AIP funding level of 170% of target.	Performance against pre-established Compensation Core Earnings targets resulted in a formulaic AIP funding level of 183% of target. The Compensation Committee reduced this funding level to 170% based on certain qualitative factors, including quality of P&C earnings (excluding catastrophes), which, while strong in a very competitive market, were relatively flat to budget. (page 44)
The Compensation Committee certified a 2015-2017 performance share award payout at 104% of target.	The company's TSR during the performance period was at the 40th percentile relative to 18 peer companies, resulting in a payout of 75% of target for the TSR component (50% of the award). The company's average annual Compensation Core ROE during the performance period was 9.4%, resulting in a payout of 134% of target for the ROE component (50% of the award). (page 47)
As a result of the December 3, 2017 agreement to sell the Talcott Resolution business, the Compensation Committee took actions to ensure that Talcott Resolution core earnings through September 30, 2017 were included in the determination of the AIP funding level and ROE results for performance shares.	Upon signing an agreement to sell Talcott Resolution, GAAP accounting required that financial results from the business be reclassified as discontinued operations, which are excluded from core earnings. The Compensation Committee determined that including Talcott Resolution core earnings for the period in which management was both actively managing the business and separately reporting its results externally was appropriate. In addition, AIP and performance share targets were established assuming Talcott Resolution operating results were included in the business mix. (page 44)
The Compensation Committee excluded the results of the group life and disability business acquired from Aetna on November 1, 2017 in determining the 2017 AIP funding level.	While including the results of the acquired business would have slightly increased the 2017 AIP funding level, the Compensation Committee determined that excluding them was appropriate based upon overall immateriality, and because the results of the business were not part of the business mix when the AIP target was established. (page 44)

"SAY-ON-PAY" RESULTS

At last year's Annual Meeting, shareholders voted 96% in favor of our "Say-on-Pay" proposal. The Compensation Committee considered the vote to be an endorsement of The Hartford's executive compensation programs and policies, and took this strong level of support into account in reviewing those programs and policies. Management also discussed the vote, along with aspects of its executive compensation, sustainability and corporate governance practices, during our annual shareholder outreach program to gain a deeper understanding of shareholders' perspectives.



2017 "Say-on-Pay" Support

96%

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

What We Do

- ✓ Approximately 90% of current CEO target annual compensation and 84% of other NEO target annual compensation are variable based on performance, including stock price performance
- ✓ Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits
- ✓ Cash severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus, and are only paid upon a valid termination following a change of control ("double trigger")
- ✓ Double trigger requirement for vesting of equity awards upon a change of control (so long as the awards are assumed or replaced with substantially equivalent awards)
- ✓ Independent Board compensation consultant does not provide other services to the company
- ✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ All employees and directors are prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities
- ✓ Senior Executives are prohibited from pledging company securities
- ✓ Directors and Senior Executives are subject to stock ownership guidelines; compliance with guidelines is reviewed annually
- ✓ Compensation peer groups are evaluated periodically to align with investor expectations and changes in market practice or our business mix
- ✓ Competitive burn rate and dilution for equity program

What We Don't Do

- ✗ No excise tax gross-up upon a change of control or income tax gross-up for perquisites
- ✗ No individual employment agreements
- ✗ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✗ No re-pricing (reduction in exercise price) of stock options
- ✗ No underwater cash buy-outs
- ✗ No reload provisions in any stock option grant
- ✗ No payment of dividends on unvested performance shares

PAY MIX

NEO compensation is weighted towards variable compensation (annual and long-term incentives), where actual amounts earned may differ from targeted amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (in the case of the CEO, by the independent directors) to ensure alignment with our compensation objectives and market practice.

Approximately 90% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

PAY MIX | CEO


10%
Salary
24%
Annual
Incentive
66%
Long-Term
Incentive
90%
Variable with
Performance

PAY MIX | OTHER NEOs


16%
Salary
54%
Long-Term
Incentive
30%
Annual
Incentive
84%
Variable with
Performance

COMPONENTS OF COMPENSATION PROGRAM

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (annual and long-term incentives) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the different components of our compensation program for Senior Executives, and lays out the framework in which compensation decisions are made. For a discussion of the 2017 compensation decisions made within this framework, see Pay for Performance beginning on page 44.

BASE SALARY

Each Senior Executive's base salary is reviewed by the Compensation Committee (in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities, based on market data, internal pay equity and level of responsibility, expertise and performance.

ANNUAL INCENTIVE PLAN AWARDS

Our employees, including the Senior Executives, are eligible to earn cash awards under the annual incentive plan ("AIP") based on company and individual performance. Each employee has a target AIP opportunity that is set as a percentage of base salary. The Compensation Committee uses the following process to determine individual Senior Executive AIP awards. Actual results for 2017 are described on pages 44-46.

STEP 1: Financial Performance Against Target (Primary Criterion)	Produces the formulaic company AIP funding level

The AIP funding level is based primarily on core earnings performance against the annual operating plan reviewed by the Board at the start of the performance/fiscal year. The Compensation Committee selected core earnings because:

- the Committee believes it best reflects annual operating performance;
- it is a metric investment analysts commonly look to when evaluating annual performance;
- it is prevalent among peers; and
- all employees can impact it.

Certain adjustments are made to core earnings for compensation purposes to ensure management is held accountable for operating decisions made that year, and is neither advantaged nor disadvantaged for the effect of certain items outside its control. At the beginning of the year, the Compensation Committee approves a definition of "Compensation Core Earnings." The definition lists adjustments that will be made to core earnings at year-end in order to arrive at "Compensation Core Earnings," such as accounting changes, catastrophe losses above or below budget, and unusual or non-recurring items. The 2017 definition and a reconciliation from GAAP net income to Compensation Core Earnings are provided in Appendix A.

As illustrated below, target performance (i.e., achievement of the operating plan) results in an AIP funding level of 100% of target. The Compensation Committee also establishes a threshold performance level, below which no AIP awards are earned, as well as a maximum funding level for performance significantly exceeding target. As described on p. 44, for 2017 AIP awards, the Compensation Committee revised the Compensation Core Earnings target as a result of the sale of Talcott Resolution.

- Both the Board and management deem our annual fiscal year operating plan and the associated AIP financial target to be achievable only with strong business performance.

- Key business metrics within the plan, such as combined ratios and P&C net investment income, drive core earnings results.

- The outlook for these metrics are announced to investors at the beginning of each year, which helps align the interests of our Senior Executives with our shareholders, as meeting or exceeding the outlooks is a major determinant of the AIP funding level.



COMPENSATION CORE EARNINGS

STEP 2: Qualitative Review	Produces the final company AIP funding level

To ensure a holistic review of performance, the Compensation Committee also considers a number of qualitative factors, including achievements that cannot be measured formulaically, or are not yet evident in our financial performance. As a result of this qualitative review, the Compensation Committee may decide to adjust the formulaic AIP funding level up or down to arrive at an AIP funding level more commensurate with company performance in light of these additional factors. Among the qualitative factors the Compensation Committee considers are the following broad performance categories:

Performance Criteria and Metrics	Rationale
Quality of Earnings: earnings driven by current accident year activity, including policyholder retention, new business, underwriting profitability and expense management	An assessment of how current accident year activity drove financial performance informs current year compensation decisions
Non-Financial and Strategic Objectives: strategic initiatives and transactions, diversity, employee engagement, risk management and compliance	These achievements are critical for long-term success, but impacts may not be reflected in current year-end financials or may result in accounting charges in a particular period
Peer-relative Performance: performance relative to peers on metrics such as stock price and earnings	How the company performed on a relative basis across the industry is not captured in the quantitative formula

The Compensation Committee believes that grounding the AIP funding level in formulaic financial performance against targets, but retaining the flexibility to adjust the funding level to reflect qualitative factors, allows it to arrive at a final AIP funding level that best reflects holistic performance and is aligned with shareholder interests.

STEP 3: Individual Performance	Results in the Senior Executive's AIP award

For each Senior Executive, the company AIP funding level multiplied by the Senior Executive's target AIP opportunity produces an initial AIP award amount. Where appropriate, the Committee (and, in the case of the CEO, the independent directors) may adjust the Senior Executive's AIP award amount up or down based on his or her performance in leading a business or function.

LONG-TERM INCENTIVE AWARDS

The long-term incentive ("LTI") program is designed to drive long-term performance and encourage share ownership among Senior Executives, aligning their interests with those of shareholders. LTI awards are granted on an annual basis following an assessment of individual performance, potential, and market data. 2017 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This mix provides LTI awards that appropriately blend actual stock price performance, comparative stock price performance and actual operating performance.

Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain Senior Executives by allowing them to earn shares of our common stock based on pre-determined performance criteria. Performance shares have a three-year performance period and are settled in shares of common stock ranging from 0% to 200% of the number of performance shares granted depending upon the performance achieved on the following metrics:

Performance Metric	Rationale
Compensation Core ROE (50% weighting)	Important strategic measure that drives shareholder value creation
Peer-relative TSR (50% weighting)	Important measure of our performance against peers that are competing investment choices in the capital markets

- **Compensation Core ROE:** For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achieving a target average annual Compensation Core ROE over a three-year measurement period. The Compensation Committee's definition of Compensation Core ROE for 2017 performance share awards, as amended to include earnings associated with Talcott Resolution through September 30, 2017, is provided in Appendix A. The amendment to the definition as a result of the sale of Talcott Resolution is included in blue text. Threshold, target and maximum Compensation Core ROE values were established in February 2017 based on the company's 2017-2019 operating plan before a decision to sell Talcott Resolution had been made. There is no payout for performance below threshold. Achieving target payout of 100% requires an increase in underwriting margin in Personal Lines, continued strong underwriting margins in Commercial Lines and earnings growth in both Group Benefits and Mutual Funds. The maximum Compensation Core ROE payout of 200% reflects ambitious goals that require performance significantly beyond target.

- **Peer-Relative TSR:** For 50% of the performance share award, payouts at the end of the performance period, if any, will be made based on company TSR performance relative to a Performance Peer Group at the end of the three-year performance period. The Performance Peer Group represents 19 industry specific public companies against which we benchmark performance for compensation purposes. While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group described on page 43, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to industry companies that (1) publish results against which to measure our performance, and (2) are competing investment choices in capital markets. The Compensation Committee reviews the composition of the Performance Peer Group annually and, for the 2017 performance share awards, made the following changes:
    - Added Hanover Insurance Group because it is a competitor in Small Commercial, Middle Market and Personal Lines
    - Added Markel Corporation because, with the acquisition of Maxum Specialty Insurance Group, it represents a competitor in the excess and surplus business and helps further diversify the Performance Peer Group
    - Removed MetLife, Inc., which was in the process of exiting the annuity business and was therefore no longer aligned with our Talcott Resolution business

  For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. As illustrated in the graph below, there would be no payout for performance below the 30th percentile, 35% payout for performance at the 30th percentile, 100% payout for median performance, and 200% payout for performance at the 85th percentile.

2017 Performance Peer Group
Alleghany Corp.
Allstate Corp.
American Financial Group, Inc.
Aon plc
Arthur J. Gallagher & Co.
The Chubb Corp.
Cincinnati Financial Corp.
Everest Re Group, Ltd.
Hanover Insurance Group — **NEW**
Marsh & McLennan Companies, Inc.
Markel Corporation — **NEW**
Mercury General Corp.
Old Republic International Corp.
The Progressive Corp.
Prudential Financial, Inc.
The Travelers Companies, Inc.
Unum
W.R. Berkley Group
XL Group plc

Three-Year Relative TSR Ranking


Maximum Performance
Target Performance
Threshold Performance
200%
175%
150%
125%
100%
75%
50%
35%
0%
PAYOUT % OF TARGET
30%
50%
85%
PEER COMPANY PERFORMANCE PERCENTILE

Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years, and have a 10-year term.

EXECUTIVE BENEFITS AND PERQUISITES

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide certain additional perquisites to Senior Executives, including reimbursement of costs for annual physicals and associated travel, relocation benefits when a move is required, and occasional use of tickets for sporting and special events previously acquired by the company when no other business use has been arranged and there is no incremental cost to the company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own a fractional interest in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. The corporate aircraft enables Senior Executives to use travel time productively by providing a confidential environment in which to conduct business and eliminating the schedule constraints imposed by commercial airline service. In 2017, our aircraft usage policy prohibited our Senior Executives from engaging in personal travel via corporate aircraft, except in extraordinary circumstances or where there were no incremental costs to the company. There was no personal use due to extraordinary circumstances in 2017.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of the Senior Executive's duties as required by applicable SEC rules. These expenses are considered perquisites for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected.

Whenever required to do so under Internal Revenue Service regulations, we attribute income to Senior Executives for perquisites and the Senior Executive is responsible for the associated tax obligation.

PROCESS FOR DETERMINING SENIOR EXECUTIVE COMPENSATION (INCLUDING NEOs)

COMPENSATION COMMITTEE

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934 (other than the CEO). The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meeting, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, the Compensation Committee reviews tally sheets for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole, including historical compensation and outstanding equity.

COMPENSATION CONSULTANT

Meridian Compensation Partners, LLP ("Meridian") is the Compensation Committee's independent compensation consultant and has regularly attended Compensation Committee meetings since its engagement. Pursuant to the Compensation Committee's charter, Meridian has not provided services to the company other than consulting services provided to the Compensation Committee and, with respect to CEO and director compensation, the Board.

In 2017, following a review of its records and practice guidelines, Meridian provided the Compensation Committee a letter that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

ROLE OF MANAGEMENT

Our Human Resources team supports the Compensation Committee in the execution of its responsibilities. The Executive Vice President, Human Resources supervises the development of the materials for each Compensation Committee meeting, including market data, historical compensation and outstanding equity, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee. No member of our management team, including the CEO, has a role in determining his or her own compensation.

BENCHMARKING

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee strives for total compensation to be at median, it does not target a specific market position. The various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers are described in more detail below.

2017 Corporate Peer Group

The Compensation Committee reviews the peer group used for compensation benchmarking (the "Corporate Peer Group") periodically or upon a significant change in business conditions for the company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. Several non-P&C and life insurance companies are included in the Corporate Peer Group because of their geographic footprint, organizational complexity and/or because we compete with them for talent. For this reason, the Corporate Peer Group differs from the Performance Peer Group described above for purposes of the TSR performance measure applicable to performance shares. For 2017, the Compensation Committee did not make any changes to the Corporate Peer Group.

Data in millions – as of 12/31/2017[1]

Company Name[2]	Revenues	Assets	Market Cap
Aetna Inc.	$ 60,447	$ 55,151	$ 58,838
Allstate Corp	$ 37,834	$ 112,422	$ 37,573
Berkley (W. R.) Corp.	$ 7,617	$ 24,300	$ 8,727
CNA Financial Corp.	$ 9,377	$ 56,567	$ 14,386
Chubb Ltd.	$ 32,207	$ 167,022	$ 67,837
Cigna Corp.	$ 41,616	$ 61,753	$ 50,072
Cincinnati Financial Corp.	$ 5,732	$ 21,843	$ 12,300
Lincoln National Corp.	$ 14,092	$ 281,763	$ 16,821
Marsh & McLennan Companies Inc.	$ 14,024	$ 20,429	$ 41,538
MetLife Inc.	$ 62,314	$ 719,892	$ 53,204
Principal Financial Group Inc.	$ 13,861	$ 253,941	$ 20,375
Progressive Corp.	$ 26,815	$ 38,701	$ 32,756
Prudential Financial Inc.	$ 59,727	$ 831,921	$ 48,752
Travelers Companies Inc.	$ 28,902	$ 103,483	$ 37,124
Unum Group	$ 11,287	$ 64,013	$ 12,317
Voya Financial Inc.	$ 8,618	$ 222,532	$ 8,892
XL Group Ltd.	$ 11,189	$ 63,436	$ 9,001
25TH PERCENTILE	$ 11,189	$ 55,151	$ 12,317
MEDIAN	$ 14,092	$ 64,013	$ 32,756
75TH PERCENTILE	$ 37,834	$ 222,532	$ 48,752
THE HARTFORD	$ 16,804	$ 225,260	$ 20,076
PERCENT RANK	51%	76%	43%

(1) Peer data provided by S&P Capital IQ. The amounts shown in the "Revenues" column reflect S&P Capital IQ adjustments to facilitate comparability across companies.
(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm.

Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee reviews compensation data prepared annually by Aon Hewitt showing the 25th, 50th and 75th percentiles of various pay elements for the companies listed above. As noted previously, the Compensation Committee does not target a specific market position in pay. The Corporate Peer Group includes both insurance and financial services companies because the functional responsibilities of most executives are not specific to the insurance industry. Two of our NEOs, our former Chief Risk Officer and our Chief Investment Officer and President of HIMCO and Talcott Resolution, were also benchmarked against similar roles at a broader group of financial services companies within the standard McLagan Risk Management and McLagan Investment Management surveys, respectively.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry or financial services company surveys.

PAY FOR PERFORMANCE

2017 AIP PERFORMANCE

Based on the assessment of performance described below, the Compensation Committee established an AIP funding level of 170% of target for the 2017 performance year.

STEP 1: Financial Performance Against Target	Produced formulaic AIP funding level of 183%

The Compensation Core Earnings target for 2017 was $1,473 million. When setting the 2017 operating plan, which forms the basis for the Compensation Core Earnings target, both management and the Board concluded that the ability to achieve operating plan results would likely be challenging due to several factors, including robust industry competition with new entrants aggressively seeking inroads into our markets and peers competing to retain their business; lower P&C portfolio yield excluding limited partnerships; an approximately $1 billion, or 3%, decrease in the size of the P&C investment portfolio due to the $650 million we paid in December 2016 for reinsurance coverage on our legacy asbestos and environmental book and the sale of our U.K. P&C run-off subsidiaries; and lower Talcott Resolution core earnings resulting from the run-off of the book. As a result, the 2017 core earnings target was determined to be rigorous notwithstanding the fact that it was slightly below both 2016 actual and target performance levels.

When the Compensation Core Earnings target was set in February 2017, a decision as to whether to divest Talcott Resolution had not been made, and the ultimate sale decision was not made until December 3, 2017. Following the December 3, 2017 agreement to sell the Talcott Resolution business, results of that business were classified as discontinued operations, which are not included in core earnings. The Compensation Committee took actions consistent with the definition of Compensation Core Earnings to ensure that Talcott Resolution earnings through September 30, 2017 were included in the determination of the AIP funding level, reasoning that (1) including Talcott Resolution earnings for the nine-month period in which management was both actively managing the business and separately reporting its results externally was appropriate; and (2) the AIP target was established assuming Talcott Resolution operating results were included in the business mix. Accordingly, the Compensation Committee took the following steps to ensure that Talcott Resolution results were included in the evaluation of financial performance under Step 1, and target and actual results were aligned:

- Included actual Talcott Resolution core earnings through September 30, 2017 in determining the AIP funding level through an adjustment made pursuant to the definition of Compensation Core Earnings approved by the Compensation Committee at the beginning of the performance year; and

- Revised the 2017 AIP Compensation Core Earnings target to exclude the target Talcott Resolution core earnings for the three month period following September 30, 2017.

In addition, although including the results of the group life and disability business acquired from Aetna in November 2017 would have slightly increased the 2017 AIP funding level, the Compensation Committee excluded the two months of results in determining the AIP funding level based upon overall immateriality and because the results of the business were neither part of the business mix, nor was the purchase contemplated, when the AIP target was established. This was achieved through an adjustment permitted by the definition of Compensation Core Earnings. As described on page 39, the definition of Compensation Core Earnings approved by the Compensation Committee at the beginning of the year lists adjustments that will be made to core earnings at year-end, such as accounting changes, and unusual or non-recurring items.

Including the effect of these changes, Compensation Core Earnings for 2017 was $1,572 million measured against an AIP target of $1,398 million, producing a formulaic AIP funding level of 183%. Highlighted on the right are the minimum threshold, target and maximum Compensation Core Earnings levels against actual results for 2017. As discussed on page 39, Compensation Core Earnings will differ from the earnings numbers provided in our financial statements due to pre-determined adjustments made to ensure the AIP funding level reflects the operating performance within management's control.



| STEP 2: Qualitative Review | Compensation Committee reduced funding level |

In assessing overall performance and arriving at the 2017 AIP funding level, the Compensation Committee undertook a qualitative review focused on the following:

Qualitative Criteria	Results Considered
Quality of Earnings	The company's earnings were above operating plan, driven by net investment income (including partnerships and other alternative investments), higher than expected current accident year underwriting results before catastrophes in Personal Lines and higher than expected Group Benefits and Mutual Funds earnings, partially offset by lower than plan Commercial Lines current accident year underwriting results before catastrophes.
Risk & Compliance	The company was named one of the world's most ethical companies by Ethisphere Institute for the ninth time in 2017, reflecting a strong ethics and compliance program that emphasizes leadership accountability and prevention of ethical lapses and compliance issues.
Peer Relative Performance	The company outperformed the S&P 500 Insurance Index for the year, while underperforming the S&P 500 Index and the S&P 500 P&C Index.
Expense Management	Excluding one-time items, the company exceeded its 2017 expense reduction targets.
Non-Financial and Strategic Objectives	The company acquired Aetna's U.S. group life and disability business, announced an agreement to sell Talcott Resolution, reduced pension liabilities by $1.6 billion, and continued productivity improvements and strategic investments in technology and data analytics capabilities.

When the Compensation Committee first reviewed the AIP funding level in late December 2017, year-end projected results pointed to a formulaic funding level of 170% of target. When the Compensation Committee met to approve the AIP funding level in February 2018, strong results at year end had raised the final formulaic result to 183% of target. However, the Compensation Committee determined that while year-end results were favorable, they were not significant enough to warrant the increase from 170% of target. The Compensation Committee reasoned that P&C earnings, while strong in a very competitive market, were relatively flat to budget.

2017 NAMED EXECUTIVE OFFICERS' COMPENSATION AND PERFORMANCE

| Step 3: Individual Performance | Each NEO's 2017 AIP award |

Christopher Swift

Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. For 2017, the independent directors approved a base salary of $1,100,000 (unchanged from 2016), an AIP target of $2,750,000, and a 2017 LTI award of $7,500,000 granted in the form of 50% stock options and 50% performance shares on February 28, 2017.

Based on the process outlined above, the independent directors approved an AIP award of $4,675,000 (170% of target), taking into account that under Mr. Swift's leadership, the company:

- Delivered strong financial results despite a challenging market environment and unusually high levels of catastrophes
- Successfully closed the acquisition of Aetna's U.S. group life and disability business, expanding the market presence of the Group Benefits business; reached agreement to sell Talcott Resolution; and reached agreement with Prudential to transfer significant pension benefit responsibility
- Continued investments to enhance best-in-class technology platforms and digital capabilities to further improve customer value and quality
- Continued to focus on talent management, diversity, and inclusion, resulting in employee engagement scores that are in the top quartile of the market, as measured by the IBM Kenexa survey of global companies

Beth Bombara

Ms. Bombara has served as CFO since July 1, 2014. For 2017, the Compensation Committee approved a base salary of $700,000 (unchanged from 2016), an AIP target of $1,100,000, and a 2017 LTI award of $1,750,000 granted in the form of 50% stock options and 50% performance shares on February 28, 2017.

Based on the process outlined above, the Compensation Committee approved an AIP award of $1,900,000 (173% of target), taking into account that Ms. Bombara:

- Co-led the complex sales process for Talcott Resolution, capping a multi-year strategy to exit capital market-sensitive businesses
- Delivered a capital management plan that reduced debt by $416 million and returned $1.4 billion of capital to our shareholders, while continuing to deliver expense reduction targets
- Furthered external engagement with investors, rating agencies and banks
- Continued to focus on talent management, diversity, and inclusion resulting in employee engagement scores that are in the top quartile of the market

Douglas Elliot

Mr. Elliot has served as President of The Hartford since July 1, 2014. For 2017, the Compensation Committee approved a base salary of $925,000 (unchanged from 2016), an AIP target of $1,850,000, and a 2017 LTI award of $5,000,000 granted in the form of 50% stock options and 50% performance shares on February 28, 2017.

Based on the process outlined above, the Compensation Committee approved an AIP award of $3,150,000 (170% of target), taking into account that Mr. Elliot:

- Delivered strong performance in the Group Benefits and Commercial Lines while leading significant turnaround of Personal Lines
- Led the continued expansion of product capabilities (*e.g.*, Multinational, Energy, Voluntary Benefits) which allowed for broader and deeper risk participation
- Delivered significant improvement in underwriting discipline and execution while managing through a historic catastrophe year
- Continued to strengthen organizational talent through key internal moves and new hires, including a seasoned Chief Underwriting Officer, while maintaining top quartile employee engagement and diversity results

Brion Johnson

Mr. Johnson has served as Chief Investment Officer and President of HIMCO since May 16, 2012 and President of Talcott Resolution since August 1, 2014. For 2017, the Compensation Committee approved a base salary of $525,000 (unchanged from 2015), an AIP target of $1,350,000 and a 2017 LTI award of $1,500,000 granted in the form of 50% stock options and 50% performance shares on February 28, 2017.

Based on the process outlined above, the Compensation Committee approved an AIP award of $2,300,000 (170% of target), taking into account that Mr. Johnson:

- Co-led the complex sales process for Talcott, capping a multi-year strategy to exit capital market-sensitive businesses
- Delivered strong financial results for HIMCO, resulting in net investment income that exceeded the annual operating plan
- Led significant improvement in aligning the HIMCO organization to the strategy and objectives of the overall business
- Continued to focus on talent management, diversity and inclusion maintaining solid employee engagement while delivering employee performance enablement scores that are in the top quartile of the market

William Bloom

Mr. Bloom has served as Executive Vice President of Operations, Technology & Data since July 1, 2014. For 2017, the Compensation Committee approved a base salary of $550,000, an AIP target of $800,000 and a 2017 LTI award of $1,000,000 granted in the form of 50% stock options and 50% performance shares on February 28, 2017.

Based on the process outlined above, the Compensation Committee approved an AIP award of $1,575,000 (197% of target), taking into account that Mr. Bloom:

- Successfully executed several key information technology ("IT") projects while making progress on all major IT and digital investments to improve the ease of doing business for customers and distribution partners
- Aggressively implemented process and internal capability improvement programs, resulting in over-delivery of three year expense goals while executing on an aggressive IT agenda
- Continued to make significant strides in the use of robotics and artificial intelligence within Operations, enhancing the customer experience
- Continued to focus on talent management, diversity and inclusion maintaining top quartile scores for both employee engagement and enablement

Robert Rupp

Mr. Rupp served as Chief Risk Officer from November 2, 2011 to July 1, 2017 and continued as an employee of the company in an advisory capacity until his retirement on February 2, 2018. For 2017, the Compensation Committee approved a base salary of $600,000, an AIP target $1,200,000 of and an LTI award of $1,400,000 granted in the form of 50% stock options and 50% performance shares on February 28, 2017. Based upon the time Mr. Rupp served as Chief Risk Officer during 2017 and the successful transition of his responsibilities to a new Chief Risk Officer, Mr. Rupp received an AIP award of $1,500,000 (125% of target).

CERTIFICATION OF 2015-2017 PERFORMANCE SHARE AWARDS

On March 3, 2015, the Compensation Committee granted Senior Executives performance shares tied 50% to TSR performance relative to a peer group of 18 companies[2] and 50% to achievement of average annual Compensation Core ROE[1] goals over a three-year measurement period. Achievement of average annual Compensation Core ROE of 8.75%, 9.25% and 9.75% during the measurement period would have resulted in payouts of 50%, 100% and 200% of target, respectively.

These performance shares vested as of December 31, 2017, the end of the three-year performance period, and the Compensation Committee certified a payout at 104% of target on February 21, 2018 based on the following results:

- The company's TSR during the performance period was at the 40th percentile, resulting in a payout of 75% of target for the TSR component of the awards

- The average of the company's Compensation Core ROE for each year of the measurement period was 9.42%, resulting in a payout of 134% of target for the Compensation Core ROE component of the awards

Details of the 2015 performance shares are given on page 44 of our 2016 Proxy Statement filed with the Securities and Exchange Commission on April 7, 2016.

[1] *The definition of Compensation Core ROE for 2015 performance share awards was amended to include Talcott Resolution core earnings through September 30, 2017.*

[2] *While the peer group at the time of the grant consisted of 20 companies, ACE Limited subsequently acquired The Chubb Corporation, and Meiji Yasuda Life Insurance Company acquired StanCorp Financial Group, Inc., resulting in a performance peer group of 18 companies for measuring TSR performance.*

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP AND RETENTION GUIDELINES

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs

Level	(As a Multiple of Base Salary)
CEO	6x
Other NEOs	4x

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 19, 2018, the CEO and each of the NEOs met their respective guideline.

TIMING OF EQUITY GRANTS

Equity grants may be awarded four times per year, on the first day of a quarterly trading window following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards during the first quarterly trading window of the year. This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition as is reasonably possible.

RECOUPMENT POLICY

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined by the company to be necessary or appropriate in light of business circumstances or employee misconduct.

RISK MITIGATION IN PLAN DESIGN

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and completes a comprehensive review of all incentive compensation plans every five years. In 2017, Enterprise Risk Management conducted its annual review and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

Feature	Rationale
Pay Mix	• A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests • Long-term compensation awards and overlapping vesting periods encourage executives to focus on sustained company results and stock price appreciation
Performance Metrics	• Incentive awards based on a variety of performance metrics diversify the risk associated with any single indicator of performance
Equity Incentives	• Stock ownership guidelines align executive and shareholder interests • Equity grants are made only during a trading window following the release of financial results • No reload provisions are included in any stock option awards

Plan Design	• Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking
	• The 2014 Incentive Stock Plan does not allow:
	  - Stock options with an exercise price less than the fair market value of our common stock on the grant date
	  - Re-pricing (reduction in exercise price) of stock options, without shareholder approval
	  - Single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards

Recoupment	• We have a broad incentive compensation recoupment policy in addition to claw-back provisions under the 2014 Incentive Stock Plan

HEDGING AND PLEDGING COMPANY SECURITIES

We prohibit our employees and directors from engaging in hedging, monetization, derivative and similar transactions involving company securities. In addition, Senior Executives are prohibited from pledging company securities.

POTENTIAL SEVERANCE AND CHANGE OF CONTROL PAYMENTS

The company does not have individual employment agreements. NEOs are covered under a common severance pay plan that provides severance in a lump sum equal to 2x the sum of annual base salary plus target bonus, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

The company maintains change of control benefits to ensure continuity of management and to permit executives to focus on their responsibilities without undue distraction related to concerns about personal financial security if the company is confronted with a contest for control. These benefits are also designed to ensure that in any such contest, management is not influenced by events that could occur following a change of control.

The 2014 Incentive Stock Plan provides for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" or his employment is terminated without "Cause" (see definitions on page 61) within 2 years following a change of control, then any awards that were assumed or replaced with substantially equivalent awards would vest. If the awards were not assumed or replaced with substantially equivalent awards, they would vest immediately upon the change of control.

EFFECT OF TAX AND ACCOUNTING CONSIDERATIONS ON COMPENSATION DESIGN

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives, maximizing the deductibility of such compensation, and, to the extent reasonably possible, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Principal among the tax considerations has been the potential impact of Section 162(m) of the Internal Revenue Code, which historically denied a publicly traded company a federal income tax deduction for compensation in excess of $1 million paid to the CEO or any of the next three most highly compensated executive officers (other than the CFO) as determined as of the last day of the applicable year, unless the amount of such excess was payable based solely upon the attainment of objective performance criteria. While the Compensation Committee reserved the right to approve incentive awards or other payments that did not qualify as exempt performance-based compensation, our variable compensation, including 2017 annual incentive awards and performance share payouts, were generally designed to qualify as exempt performance-based compensation. The exemption from Section 162 (m)'s deduction limit for performance-based compensation was repealed, effective for taxable years beginning after December 31, 2017, unless the compensation qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Accordingly, to provide competitive compensation and appropriate incentives to certain of our executive officers after 2017, we believe it will be necessary to pay at least some compensation that will not be tax deductible.

Other tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date of this proxy statement, the Compensation and Management Development Committee consists of directors Ruesterholz (Chair), Fetter, McGill, Renyi, Roseborough and Swygert, all of whom are independent non-management directors. None of the Compensation and Management Development Committee members has served as an officer or employee of The Hartford and none of The Hartford's executive officers has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of The Hartford's Board.

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for the year ended December 31, 2017.

Report submitted as of March 23, 2018 by:

Members of the Compensation and Management Development Committee:

Virginia P. Ruesterholz, Chair
Trevor Fetter
Stephen P. McGill
Thomas A. Renyi
Teresa W. Roseborough
H. Patrick Swygert

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below reflects total compensation paid to or earned by each NEO.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Christopher Swift Chairman and Chief Executive Officer	2017	1,100,000	–	3,472,500	3,750,000	4,675,000	34,380	83,405	13,115,285
	2016	1,075,000	–	3,404,473	3,575,000	1,925,000	17,769	81,879	10,079,121
	2015	1,000,000	–	3,289,280	3,200,000	2,450,000	5,764	77,375	10,022,419
Beth Bombara Executive Vice President and Chief Financial Officer	2017	700,000	–	810,250	875,000	1,900,000	34,380	65,400	4,385,030
	2016	687,500	–	833,263	875,000	770,000	13,122	65,300	3,244,185
	2015	643,750	–	848,018	825,000	1,200,000	–	65,300	3,582,068
Douglas Elliot President of The Hartford	2017	925,000	–	2,315,000	2,500,000	3,150,000	15,738	67,526	8,973,264
	2016	918,750	–	2,202,194	2,312,500	1,295,000	8,490	67,368	6,804,302
	2015	900,000	–	2,261,380	2,200,000	2,000,000	3,101	67,006	7,431,487
Brion Johnson Chief Investment Officer and President, HIMCO and Talcott Resolution	2017	525,000	–	694,500	750,000	2,300,000	6,199	68,150	4,343,849
	2016	525,000	–	642,803	675,000	1,100,000	3,393	68,050	3,014,246
	2015	518,750	–	616,740	600,000	1,400,000	1,286	65,300	3,202,076
William Bloom, EVP Operations Technology & Data	2017	550,000	–	463,000	500,000	1,575,000	14,846	67,845	3,170,691
Robert Rupp Former Chief Risk Officer	2017	600,000	–	648,200	700,000	1,500,000	3,227	65,400	3,516,827
	2016	600,000	–	666,610	700,000	1,000,000	3,117	65,300	3,035,027
	2015	600,000	–	719,530	700,000	1,400,000	2,443	65,300	3,487,273

(1) This column reflects the full aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for the fiscal years ended December 31, 2017, 2016 and 2015 for performance shares. Detail on the 2017 grants is provided in the *Grants of Plan Based Awards Table* on page 52. Amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Other assumptions used in the calculation of these stock award amounts are included in the Company's Annual Reports on Form 10-K for 2017 (footnote 19), 2016 (footnote 19) and 2015 (footnote 17).

In addition, performance share award amounts included in this column reflect the target award value, adjusted to reflect the probable outcome of the performance conditions and the lack of dividends. The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. The value of performance shares assuming the highest possible outcomes of performance conditions, determined at the time of grant (200% of the target award), and reflecting an adjustment for no payment of dividends on unvested performance shares, would in total be:

NEO	2017 Performance Shares (February 28, 2017 grant date)	2016 Performance Shares (March 1, 2016 grant date)	2015 Performance Shares (March 3, 2015 grant date)
C. Swift	$ 7,084,289	$ 6,739,911	$ 6,067,995
B. Bombara	$ 1,652,967	$ 1,649,599	$ 1,564,400
D. Elliot	$ 4,722,829	$ 4,359,731	$ 4,171,707
B. Johnson	$ 1,416,895	$ 1,272,557	$ 1,137,710
W. Bloom	$ 944,566		
R. Rupp	$ 1,322,410	$ 1,319,729	$ 1,327,393

Under the 2014 Incentive Stock Plans, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed this limit.

(2) This column reflects the full aggregate grant date fair value for the fiscal years ended December 31, 2017, 2016 and 2015 calculated in accordance with FASB ASC Topic 718; amounts are not reduced for forfeitures during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in the company's Annual Reports on Form 10-K for 2017 (footnote 19), 2016 (footnote 19) and 2015 (footnote 17).

(3) This column reflects cash AIP awards paid for the respective years.

(4) This column reflects the actuarial increase, if any, in the present value of the accumulated benefits of the NEOs under all pension plans established by the company. The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the company's GAAP financial statements. Actuarial assumptions for 2017 are described in further detail in the footnote to the *Pension Benefits Table* on page 55. For Ms. Bombara, the change in pension value for 2015 was ($217) and therefore is not reported in this table.

(5) This column reflects amounts described in the *Summary Compensation Table—All Other Compensation*.

Summary Compensation Table - All Other Compensation

This table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 50 for the NEOs.

Name	Year	Perquisites ($)	Contributions or Other Allocations to Defined Contribution Plans ($)[1]	Total ($)
Christopher Swift	2017	18,038 [2]	65,367	83,405
Beth Bombara	2017	—	65,400	65,400
Douglas Elliot	2017	2,126 [3]	65,400	67,526
Brion Johnson	2017	2,750 [4]	65,400	68,150
William Bloom	2017	2,445 [5]	65,400	67,845
Robert Rupp	2017	—	65,400	65,400

(1) This column represents company contributions under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established to "mirror" the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 56.

(2) Perquisite amounts for Mr. Swift include expenses associated with commuting costs and attendance of Mr. Swift's spouse at business functions.

(3) Perquisite amounts for Mr. Elliot include expenses associated with the attendance of Mr. Elliot's spouse at business functions.

(4) Perquisite amounts for Mr. Johnson include expenses associated with the annual physical examination benefit.

(5) Perquisite amounts for Mr. Bloom include expenses associated with the attendance of Mr. Bloom's spouse at business functions.

GRANTS OF PLAN BASED AWARDS TABLE

This table discloses information about equity awards granted to the NEOs in 2017 pursuant to the 2014 Incentive Stock Plan. The table also discloses potential payouts under the AIP and performance share awards. Actual AIP payouts are reported in the *Summary Compensation Table* on page 50 under the heading "Non-Equity Incentive Plan Compensation." Equity awards have been rounded to the nearest whole share or option.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
C. Swift	2017 AIP		1,375,000	2,750,000	5,000,000							
	Stock Options	2/28/2017								302,908	48.89	3,750,000
	Performance Shares	2/28/2017				13,423	76,703	153,406				3,472,500
B. Bombara	2017 AIP		550,000	1,100,000	2,200,000							
	Stock Options	2/28/2017								70,679	48.89	875,000
	Performance Shares	2/28/2017				3,132	17,897	35,794				810,250
D. Elliot	2017 AIP		925,000	1,850,000	3,700,000							
	Stock Options	2/28/2017								201,939	48.89	2,500,000
	Performance Shares	2/28/2017				8,949	51,135	102,270				2,315,000
B. Johnson	2017 AIP		675,000	1,350,000	2,700,000							
	Stock Options	2/28/2017								60,582	48.89	750,000
	Performance Shares	2/28/2017				2,685	15,341	30,682				694,500
W. Bloom	2017 AIP		400,000	800,000	1,600,000							
	Stock Options	2/28/2017								40,388	48.89	500,000
	Performance Shares	2/28/2017				1,790	10,227	20,454				463,000
R. Rupp	2017 AIP		600,000	1,200,000	2,400,000							
	Stock Options	2/28/2017								56,543	48.89	700,000
	Performance Shares	2/28/2017				2,506	14,318	28,636				648,200

(1) Consistent with company practice, the NEO's threshold, target and maximum AIP award opportunities are based on salary for 2017. The "Threshold" column shows the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP (no amount is payable if this level of performance is not reached). The "Maximum" column shows the maximum amount payable at 200% of target, subject to the limit set out in the Executive Bonus Program approved by shareholders in 2014; the amount for Mr. Swift has been reduced to $5,000,000 to reflect this plan limit. To reward extraordinary performance, the Compensation Committee may, in its sole discretion, authorize individual AIP awards of up to the lower of 300% of the target annual incentive payment level or the Executive Bonus Program limit. The actual 2017 AIP award for each NEO is reported in the "Non-Equity Incentive Plan Compensation" column in the *Summary Compensation Table*.

(2) The performance shares granted to the NEOs on February 28, 2017 vest on December 31, 2019, the end of the three year performance period, based on the company's TSR performance relative to a peer group established by the Compensation Committee, and performance based on pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 40. The "Threshold" column for this grant represents 17.5% of target which is the payout for achieving the minimum level of performance for which an amount is payable under the program (no amount is payable if this level of performance is not reached). The "Maximum" column for this grant represents 200% of target and is the maximum amount payable.

(3) The options granted in 2017 to purchase shares of the company's common stock vest 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the date of grant. The value of each stock option award is $12.38 and was determined by using a lattice/Monte-Carlo based option valuation model; this value was not reduced to reflect estimated forfeitures during the vesting period.

(4) The NYSE closing price per share of the company's common stock on February 28, 2017, the date of the 2017 LTI grants for the NEOs, was $48.89. To determine the fair value of the performance share award, the market value on the grant date is adjusted by a factor of 0.9260 to take into consideration that dividends are not paid on unvested performance shares, and to reflect the

probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table shows outstanding stock option awards classified as exercisable and unexercisable and the number and market value of any unvested or unearned equity awards outstanding as of December 31, 2017 and valued using $56.28, the NYSE closing price per share of the company's common stock on December 29, 2017

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable(#)[1]	Number of Securities Underlying Unexercised Options Unexercisable(#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Christopher Swift	3/1/2011	92,937	–	28.91	3/1/2021				
	2/28/2012	148,448	–	20.63	2/28/2022				
	3/5/2013	141,388	–	24.15	3/5/2023				
	10/30/2013					31,424	1,768,543		
	3/4/2014	103,872	–	35.83	3/4/2024				
	3/3/2015	201,258	100,629	41.25	3/3/2025				
	3/1/2016	98,160	196,321	43.59	3/1/2026			82,014	4,615,748
	2/28/2017	–	302,908	48.89	2/28/2027			76,703	4,316,845
Beth Bombara	3/1/2011	13,104	–	28.91	3/1/2021				
	2/28/2012	7,198	–	20.63	2/28/2022				
	3/5/2013	51,414	–	24.15	3/5/2023				
	10/30/2013					18,855	1,061,159		
	3/4/2014	47,214	–	35.83	3/4/2024				
	3/3/2015	51,886	25,944	41.25	3/3/2025				
	3/1/2016	24,025	48,051	43.59	3/1/2026			20,073	1,129,708
	2/28/2017	–	70,679	48.89	2/28/2027			17,897	1,007,243
Douglas Elliot	5/4/2011	81,320	–	28.05	5/4/2021				
	2/28/2012	71,457	–	20.63	2/28/2022				
	3/5/2013	128,535	–	24.15	3/5/2023				
	10/30/2013					31,424	1,768,543		
	3/4/2014	94,429	–	35.83	3/4/2024				
	3/3/2015	138,364	69,183	41.25	3/3/2025				
	3/1/2016	63,495	126,991	43.59	3/1/2026			53,051	2,985,710
	2/28/2017	–	201,939	48.89	2/28/2027			51,135	2,877,878
Brion Johnson	3/5/2013	57,841	–	24.15	3/5/2023				
	10/30/2013					18,855	1,061,159		
	3/4/2014	51,936	–	35.83	3/4/2024				
	3/3/2015	37,736	18,868	41.25	3/3/2025				
	3/1/2016	18,533	37,068	43.59	3/1/2026			15,485	871,496
	2/28/2017	–	60,582	48.89	2/28/2027			15,341	863,391
William Bloom	3/3/2015	22,012	11,007	41.25	3/3/2025				
	3/1/2016	10,983	21,966	43.59	3/1/2026			9,176	516,425
	8/1/2016					19,181	1,079,507		
	2/28/2017	–	40,388	48.89	2/28/2027			10,227	575,576
Robert Rupp	11/4/2011	62,230	–	17.83	11/4/2021				
	2/28/2012	54,467	–	20.63	2/28/2022				
	3/5/2013	89,974	–	24.15	3/5/2023				
	10/30/2013					18,855	1,061,159		
	3/4/2014	66,100	–	35.83	3/4/2024				
	3/3/2015	44,025	22,013	41.25	3/3/2025				
	3/1/2016	19,220	38,441	43.59	3/1/2026			16,059	903,801
	2/28/2017	–	56,543	48.89	2/28/2027			14,318	805,817

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date and generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 60 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) This column represents unvested RSU awards (including accumulated dividend equivalents through December 31, 2017) granted to Mr. Swift, Ms. Bombara, Mr. Elliott, Mr. Johnson and Mr. Rupp on October 30, 2013 and which vest on October 30, 2018, assuming continued service through that date. Mr. Bloom received a retention RSU award on August 1, 2016 that will vest on August 1, 2019, assuming continued service through that date. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 60 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for these RSUs. Dividends are credited on RSUs.

(3) This column represents unvested performance share awards at target. Dividends are not credited on performance shares. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 60 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for performance shares.

- Performance shares granted on March 1, 2016 vest on December 31, 2018, the end of the three year performance period, based on the company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 35 of the 2017 proxy.
- Performance shares granted on February 28, 2017 vest on December 31, 2019, the end of the three year performance period, based on the company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 40 of this proxy.

(4) This column reflects the market value of the performance shares granted on March 1, 2016 and February 28, 2017 at target.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information regarding option awards exercised and stock awards that vested during 2017. The numbers have been rounded to the nearest whole dollar or share.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Christopher Swift			80,679	4,352,634
Beth Bombara			20,800	1,122,160
Douglas Elliot			55,466	2,992,408
Brion Johnson			15,127	816,091
William Bloom [4]			39,875	2,205,901
Robert Rupp			17,649	952,153

(1) No options were exercised by the NEOs during 2017.

(2) The performance shares granted on March 3, 2105 vested on December 31, 2017 and paid out at 104% of target following the Compensation Committee's February 21, 2018 certification of company performance against two equally weighted measures:
- above target performance for pre-established ROE targets, and
- between threshold and target performance against the relative TSR performance objective for the three-year performance period January 1, 2015 – December 31, 2017.

(3) The taxable value of performance share awards is based on the NYSE closing price per share of the company's common stock on February 21, 2018 ($53.95), the date the date the Compensation Committee certified the vesting percentage.

(4) The amount shown for Mr. Bloom reflects (a) $1,729,825 as a result of the vesting of his sign-on RSU award, which was granted on August 1, 2017, and (b) $476,076 as a result of the vesting of the performance shares granted on March 3, 2015.

PENSION BENEFITS TABLE

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2017 under the company's tax-qualified pension plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and the non-qualified pension plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan") for each of the NEOs, except Mr. Bloom. Mr. Bloom had accrued a benefit in respect of a prior period of employment when a final average pay formula was applicable. He was rehired after the cash balance account formula accruals ceased as of December 31, 2012. Therefore, the Actual Cash Balance Account or Accrued Benefit column illustrates Mr. Bloom's accrued final average pay formula benefit for his earlier period of employment.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Actual Cash Balance Account or Accrued Benefit ($)	Payments During Last Fiscal Year ($)
Christopher Swift	Retirement Plan	2.83	67,641	69,920	—
	Excess Pension Plan	2.83	376,195	388,869	—
Beth Bombara	Retirement Plan	8.67	144,789	153,667	—
	Excess Pension Plan	8.67	180,002	191,039	—
Douglas Elliot	Retirement Plan	1.74	47,023	48,459	—
	Excess Pension Plan	1.74	165,287	170,337	—
Brion Johnson	Retirement Plan	1.24	29,016	29,872	—
	Excess Pension Plan	1.24	55,881	57,530	—
William Bloom[3]	Retirement Plan	3.50	124,398	11,198	—
	Excess Pension Plan	3.50	1,301	117	—
Robert Rupp	Retirement Plan	1.16	35,322	35,334	—
	Excess Pension Plan	1.16	43,606	43,621	—

(1) Benefit accruals ceased as of December 31, 2012 under each Plan, but service continues to be credited for purposes of determining whether employees have reached early or normal retirement milestones. As of December 31, 2017, each of the NEOs was vested at 100% in his or her Final Average Earnings benefit or cash balance account.

(2) The present value of accumulated benefits under each Plan is calculated assuming that benefits commence at age 65, no pre-retirement mortality, a lump sum form of payment and the same actuarial assumptions used by the company for GAAP financial reporting purposes. Because the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.3% (the actual rate in effect for 2017), and the present value as of December 31, 2017 is determined using a discount rate of 3.72%, the present value amounts are lower than the actual December 31, 2017 cash balance accounts.

(3) For Mr. Bloom, the present value of the final average pay benefit portion of Mr. Bloom's benefit assumes commencement at the date he would receive an unreduced benefit under the plan (age 62 plus one month) and an annuity form of payment. Mr. Bloom has no accrued benefit under the cash balance formula.

Cash Balance Formula

Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and accrued benefits under the cash balance formula from January 1, 2009 to December 31, 2012.

For employees hired on or after January 1, 2001, retirement benefits accrued under the cash balance formula until December 31, 2012. Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. Interest continues to be credited on previously accrued amounts, at a rate of 3.3% or based on the 10 year Treasury rate, whichever is greater. All Plan participants are currently vested in their account balances, which they may elect to receive in the form of a single lump sum payment or an actuarially-equivalent form of annuity following termination of employment.

In the event of a Change of Control, each NEO would automatically receive, in a single lump sum, the value of his or her Excess Pension Plan cash balance benefit as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

Final Average Pay Formula

Because Mr. Bloom was previously employed by The Hartford from 1996-1999, he earned benefits under the final average pay formula in effect for employees hired prior to January 1, 2001. This final average pay formula provides an annual pension, payable in the form of an annuity commencing as of normal retirement age (age 65) for the participant's lifetime, equal to 2% of the employee's average final pay for each of the first 30 years of credited service, reduced by 1.67% of the employee's primary Social Security benefit for each of the first 30 years of credited service. An employee's final average pay is calculated as the sum of (i) average annual base salary for the 60 calendar months of the last 120 calendar months of service prior to 2009 affording the highest average, plus (ii) average annual bonus payments in the five calendar years of the employee's last ten calendar years of service prior to 2009 affording the highest average. Benefits are payable as a single life annuity or reduced actuarially-equivalent amount in order to provide for payments to a contingent annuitant. Mr. Bloom is not currently eligible to retire.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Excess Savings Plan

NEOs, as well as other employees, may contribute to the company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) Plan for employees whose compensation exceeds the Internal Revenue Code limit for the 401(k) plan ($270,000 in 2017). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan, up to a combined $1 million annual limit on compensation for both plans. The company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested and plan balances are payable in a lump sum following termination of employment.

 The table below shows the notional investment options available under the Excess Savings Plan during 2017 and their annual rates of return for the calendar year ended December 31, 2017, as reported by the administrator of the Excess Savings Plan. The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) Plan.

Excess Savings Plan Notional Investment Options

Name of Fund	Rate of Return (for the year ended Dec. 31, 2017)	Name of Fund	Rate of Return (for the year ended Dec. 31, 2017)
The Hartford Stock Fund	20.18%	Vanguard Target Retirement 2015 Trust	11.56%
ISP International Equity Fund[1]	24.83%	Vanguard Target Retirement 2020 Trust	14.19%
ISP Active Large Cap Equity Fund[2]	26.09%	Vanguard Target Retirement 2025 Trust	16.04%
ISP Small/Mid Cap Equity Fund[3]	17.94%	Vanguard Target Retirement 2030 Trust	17.63%
Hartford Index Fund	21.80%	Vanguard Target Retirement 2035 Trust	19.22%
Hartford Stable Value Fund	2.27%	Vanguard Target Retirement 2040 Trust	20.84%
Hartford Total Return Bond HLS Fund	5.16%	Vanguard Target Retirement 2045 Trust	21.50%
SSGA Real Asset Fund	8.62%	Vanguard Target Retirement 2050 Trust	21.51%
Vanguard Federal Money Market Fund	0.81%	Vanguard Target Retirement 2055 Trust	21.52%
Vanguard Target Retirement Income Trust	8.61%	Vanguard Target Retirement 2060 Trust	21.52%
Vanguard Target Retirement 2010 Trust[4]	5.15%	Vanguard Target Retirement 2065 Trust[5]	7.51%

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds are the Hartford International Opportunities HLS Fund (50%) and Dodge & Cox International Stock Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of two underlying funds that provides a blended rate of return. The underlying funds are the Hartford Dividend and Growth HLS Fund (50%) and the Loomis Sayles Growth Fund (50%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds (one mutual fund and three managed separate accounts) that provides a blended rate of return. The underlying funds are the T. Rowe Price QM U.S. Small-Cap Growth Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), Hartford MidCap HLS Fund (30%), and LMCG Investments Mid Cap Value Fund (30%). The T. Rowe Price QM U.S. Small-Cap Growth Fund replaced the Hartford Small Company HLS Fund on February 1, 2017.

(4) The Vanguard Target Retirement 2010 Trust Fund was merged into the Vanguard Target Retirement Income Trust as of July 20, 2017.

(5) The Vanguard Target Retirement 2065 Trust Fund was added as an investment option on July 20, 2017. The rate of return shown represents return from the date it was added to the plan until December 31, 2017.

Non-Qualified Deferred Compensation - Excess Savings Plan

The table below shows the NEO and company contributions, the aggregate earnings credited, and the total balance of each NEO's account under the Excess Savings Plan as of December 31, 2017.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Christopher Swift	43,800	43,800	97,186	—	741,214
Beth Bombara	43,800	43,800	10,229	—	478,853
Douglas Elliot	43,800	43,800	11,459	—	533,404
Brion Johnson	43,800	43,800	89,718	—	493,288
William Bloom	43,800	43,800	32,010	—	217,554
Robert Rupp	43,800	43,800	97,241	—	611,517

(1) The amounts shown reflect executive contributions into the Excess Savings Plan during 2017 with respect to Annual Incentive Plan cash awards paid in 2017 in respect of performance during 2016. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* for 2016.

(2) The amounts shown reflect the company's matching contributions into the Excess Savings Plan in respect of each NEO's service in 2017. These amounts are also included with the Company's contributions to the 401(k) plan in the "All Other Compensation" column of the *Summary Compensation Table* on page 50.

(3) The amounts shown represent investment gains (or losses) on notional investment funds available under the Excess Savings Plan (which mirror investment options available under the 401(k) Plan). No portion of these amounts is included in the *Summary Compensation Table* on page 50 as the company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2017. The amounts reflect the sum of the contributions made by each NEO and the company since the NEO first began participating in the Excess Savings Plan (including executive and company contributions reported in the Summary Compensation Tables in previous years), adjusted for any earnings or losses as a result of the performance of the notional investments. The reported balances are not based solely on 2017 service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides information concerning the value of potential payments and benefits as of December 31, 2017 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 61). Benefit eligibility and values as of December 31, 2017 vary based on the reason for termination.

Senior Executive Severance Pay Plan

The NEOs participate in The Hartford Senior Executive Officer Severance Pay Plan (the "Senior Executive Plan"), that provides specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Senior Executive Plan applies to the NEOs and other executives that the Executive Vice President, Human Resources (the "Plan Administrator") approves for participation. As a condition to participate in the Senior Executive Plan, the NEOs must agree to such restrictive covenants as are required by the Plan Administrator. In addition to confidentiality and non-disparagement provisions that continue after termination of employment, the NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to non-competition and non-solicitation provisions.

If an NEO is involuntarily terminated, other than for Cause (as defined on page 61), and not eligible for retirement treatment under the AIP or for some or all of his or her LTI award(s), he or she would receive:

- a lump sum severance amount equal to two times the sum of the executive's annual base salary and the target AIP award, both determined as of the termination date, payable within 60 days of termination;

- a pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which the termination occurs, payable no later than the March 15 following the calendar year of termination;

- to the extent provided by the LTI award terms, vesting in a pro rata portion of any outstanding unvested LTI awards, other than the October 2013 special equity awards and Mr. Bloom's August 2016 RSU award, provided that at least one full year of the performance or restriction period of an award has elapsed as of the termination date; and

- continued health coverage and outplacement services for up to twelve months following the termination date.

Treatment upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 61), (1) the NEO is involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminates employment with the company for Good Reason (as defined on page 62), then the NEO would receive the same severance pay under the Senior Executive Plan as the NEO would have received in the event of involuntary termination before a Change of Control, and would be eligible for a pro rata AIP award as set forth above, except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. LTI awards would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the NEO was involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminated employment with the company for Good Reason.

In the event of a Change of Control, the NEO would receive a lump sum equal to the present value of the NEO's benefit under the Excess Pension Plan and his or her Excess Savings Plan balance, provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

No gross-up would be provided in any event for any excise taxes that apply to an NEO upon a Change of Control.

Other Benefits in the Event of Death or Disability

In the event of death, an NEO would also receive a company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. The company paid benefit would equal one times salary with a cap of $100,000, unless the employee had elected a flat amount of $50,000.

In the event of disability, the NEO would be entitled to short and long term disability benefits if he or she were disabled in accordance with the terms of the applicable plan. Upon the commencement of long term disability benefits and while in receipt of long term disability benefits, each NEO could continue to participate in company health benefit and life insurance plans for up to three years.

Eligibility for Retirement Treatment
None of the NEOs were retirement eligible at December 31, 2017, except for Mr. Rupp, who was eligible to receive retirement treatment for his 2016 and 2017 LTI awards under the Rule of 65 described below.

For AIP awards, an NEO is eligible for retirement treatment if (i) the NEO is at least age 50, has at least 10 years of service and the sum of the NEO's age and service is equal to at least 70, or (ii) the NEO is at least age 65 with at least 5 years of service (the"Rule of 70").

For the 2016 and 2017 LTI awards, an NEO will receive retirement treatment if he or she provides written notice three months in advance of his or her planned retirement date, continues to perform his or her job responsibilities satisfactorily, and meets one of the following retirement definitions as of the last date paid: (i) the NEO is at least age 55 with at least 5 years of service, and age plus service equals or exceeds 65 (the "Rule of 65"), or (ii) as of the 2016 annual grant date of March 1, 2016, the NEO was at least age 50 with at least 10 years of service and the sum of the NEO's age and service was equal to at least 70 , and the NEO had an outstanding LTI grant as of December 31, 2015.

For the 2015 LTI awards, an NEO will receive retirement treatment if as of the last date paid: (i) the NEO is at least age 50, has at least 10 years of service and the sum of the NEO's age and service is equal to at least 70, or (ii) the NEO is at least age 65 with at least 5 years of service.

Payments upon Termination or Change of Control

The table and further discussion below address benefits that would be payable to the NEOs as of December 31, 2017 as a result of their termination of employment under various circumstances or in the event of a Change of Control. The benefits discussed below are in addition to:

- the vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 53,
- the vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 54,
- the vested pension benefits set forth in the *Pension Benefits Table* on page 55, and
- the vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 56 (benefits payable from the Excess Savings Plan).

The value of amounts shown for accelerated stock option and other LTI vesting is calculated using the NYSE closing price per share of the company's common stock on December 29, 2017 of $56.28.

Payment Type	Christopher Swift	Beth Bombara	Douglas Elliot	Brion Johnson	William Bloom	Robert Rupp
VOLUNTARY TERMINATION OR RETIREMENT						
2017 AIP Award ($)[1]	—	—	—	—	—	—
Accelerated Stock Option Vesting ($)[2]	—	—	—	—	—	1,179,952
Accelerated Performance Share Vesting ($)[3]	—	—	—	—	—	1,408,632
Accelerated Other LTI Vesting ($)[3]	—	—	—	—	—	—
TOTAL TERMINATION BENEFITS ($)	**—**	**—**	**—**	**—**	**—**	**2,588,584**
INVOLUNTARY TERMINATION – NOT FOR CAUSE						
2017 AIP Award ($)[1]	4,675,000	1,900,000	3,150,000	2,300,000	1,575,000	1,500,000
Cash Severance ($)[4]	7,700,000	3,600,000	5,550,000	3,750,000	2,700,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	2,291,454	577,230	1,533,215	431,020	253,250	1,179,952
Accelerated Performance Share Vesting ($)[3]	4,516,189	1,088,962	2,949,804	868,794	536,123	1,408,632
Accelerated Other LTI Vesting ($)[3]	—	—	—	—	—	—
Benefits Continuation and Outplacement ($)[5]	38,918	29,258	34,047	38,831	38,918	33,939
TOTAL TERMINATION BENEFITS ($)	**19,221,561**	**7,195,450**	**13,217,066**	**7,388,645**	**5,103,291**	**7,722,523**
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON						
2017 AIP Award ($)[1]	4,675,000	1,900,000	3,150,000	2,300,000	1,575,000	1,500,000
Cash Severance ($)[4]	7,700,000	3,600,000	5,550,000	3,750,000	2,700,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	6,242,257	1,522,023	4,143,665	1,201,680	742,651	1,236,524
Accelerated Performance Share Vesting ($)[3]	8,932,593	2,136,951	5,863,588	1,734,887	1,092,001	1,709,618
Accelerated Other LTI Vesting ($)[3]	1,768,543	1,061,159	1,768,543	1,061,159	1,079,507	1,061,159
Benefits Continuation and Outplacement ($)[5]	38,918	29,258	34,047	38,831	38,918	33,939
Additional Pension Benefits ($)[6]	—	—	—	—	225	—
TOTAL TERMINATION BENEFITS ($)	**29,357,311**	**10,249,391**	**20,509,843**	**10,086,557**	**7,228,302**	**9,141,240**
INVOLUNTARY TERMINATION – DEATH OR DISABILITY						
2017 AIP Award ($)[1]	4,675,000	1,900,000	3,150,000	2,300,000	1,575,000	1,500,000
Cash Severance ($)[4]	—	—	—	—	—	—
Accelerated Stock Option Vesting ($)[2]	6,242,257	1,522,023	4,143,665	1,201,680	742,651	1,236,524
Accelerated Performance Share Vesting ($)[3]	7,395,530	1,760,776	4,869,346	1,444,651	920,009	1,408,632
Accelerated Other LTI Vesting ($)[3]	—	—	—	—	—	—
Benefits Continuation and Outplacement ($)[5]	43,571	14,136	29,239	43,198	43,571	27,184
TOTAL TERMINATION BENEFITS ($)	**18,356,358**	**5,196,935**	**12,192,250**	**4,989,529**	**3,281,231**	**4,172,340**

(1) 2017 AIP Award

Voluntary Termination or Retirement. Generally, upon a voluntary termination of employment, the NEOs would not be eligible to receive an AIP award for 2017 unless the Compensation Committee determined otherwise. However, a retirement-eligible NEO would be entitled to receive a pro rata award for 2017 based on the portion of the year served, payable no later than March 15 following the calendar year of termination. None of the NEOs were retirement eligible at December 31, 2017. Mr. Rupp became retirement eligible under the "Rule of 70" as of January 2, 2018.

Involuntary Termination – Not For Cause. Each NEO would be eligible for a pro rata portion of his or her 2017 AIP award. The amounts shown represent the actual award payable for 2017, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 50.

Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following a Change of Control. Each NEO would be eligible for a pro rata portion of his or her 2017 AIP award, commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2017, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 50.

Involuntary Termination For Cause. No AIP award would be payable.

Death or Disability. Each NEO would receive a 2017 AIP award comparable to the award that would have been paid had he or she been subject to an involuntary termination (not for Cause).

(2) Accelerated Stock Option Vesting

Voluntary Termination or Retirement. For a voluntary termination, all unvested options would be canceled, unless the Compensation Committee determined otherwise. Each NEO would be entitled to exercise stock options vested as of the date of his or her termination of employment within four months of termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement-eligible, unvested stock options would immediately vest, and vested options must be exercised within five years of the applicable retirement date but not later than the scheduled expiration date. None of the NEOs were eligible for retirement treatment at December 31, 2017, except for Mr. Rupp, who was eligible to receive full vesting of his 2016 and 2017 stock option awards. Further, if Mr. Rupp met certain conditions prior to termination of employment, he would receive pro rata vesting of his 2015 stock option award.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata vesting of unvested stock options as long as the options had been outstanding for at least one year from the date of grant.

Change of Control. Stock options would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table provide the in-the-money value of accelerated stock option vesting presuming that all options were to vest upon a Change of Control on December 31, 2017 (i.e., that the stock option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause).

Involuntary Termination For Cause. All unvested stock options would be canceled.

Death or Disability. All outstanding stock options would become fully vested. Vested options would need to be exercised within five years of the applicable termination date but not beyond the scheduled expiration date.

(3) Accelerated Vesting of Performance Shares and Other LTI Awards

Voluntary Termination or Retirement. For a voluntary termination, unvested performance shares and RSUs would be canceled as of the termination of employment date, unless the Compensation Committee determined otherwise. For retirement eligible employees, performance shares awards granted on March 1, 2016 would pro-rata vest and performance share awards granted on February 28, 2017 would fully vest, subject to compliance with a non-compete provision. None of the NEOs were eligible to receive retirement treatment as of December 31, 2017, except for Mr. Rupp who was eligible to receive retirement treatment on his outstanding performance share awards. Unless the Compensation Committee determined otherwise, Mr. Rupp's RSU award granted on October 30, 2013 would be forfeited, consistent with the terms of that award.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata payment of the 2016 and 2017 performance share awards at the end of the applicable performance period, except for Mr. Rupp who would receive full vesting for his 2017 performance share award due to his eligibility for retirement treatment for this award. The amount shown is the value the NEO would be entitled to at the end of the respective performance period for these awards to which pro rata (and for Mr. Rupp, full) payment applies, based on $56.28, the closing stock price on December 29, 2017, and payout at target. RSUs resulting from the October 2013 special equity grant and the RSUs granted to Mr. Bloom on August 1, 2016 would be forfeited, unless the Compensation Committee determined otherwise.

Change Of Control. RSU and performance share awards would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the RSU awards and the performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of Control (i.e., the October 2013 special equity awards and Mr. Bloom's RSU award and the performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $56.28, the closing stock price on December 29, 2017, and, in the case of performance shares, a payout at target. The Compensation Committee could determine that performance share awards would pay out at greater than the target amount.

Involuntary Termination For Cause. All unvested awards would be canceled.

Death or Disability. Performance share awards granted in 2017 would vest in full at target and be payable within 60 days of the termination date. For performance share awards granted in 2016, a prorated portion of outstanding performance shares would be payable at the end of the performance period. RSUs resulting from the October 2013 special equity grant and the RSUs granted to Mr. Bloom on August 1, 2016 would be forfeited, unless the Compensation Committee determined otherwise.

(4) Cash Severance Payments

Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability. No benefits would be payable.

Involuntary Termination - Not For Cause Before or After a Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and target AIP award at the time of termination (assumed to be December 31, 2017 for this purpose).

In the event of termination after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the NEO of an excise tax on "excess parachute payments," as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the NEO would thereby receive more on an after-tax basis than he or she would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.

(5) Benefits Continuation and Outplacement

Voluntary Termination or Retirement. No benefits would be payable. NEOs who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their expense.

Involuntary Termination - Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services.

The amounts shown represent the estimated employer cost of health coverage continuation and outplacement.

Involuntary Termination - Death or Disability. Each NEO would be provided 36 months of life and health benefits continuation from the date of termination due to long term disability.

DEFINITIONS

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action.
- upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to: (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the company's business or reputation; or (iii) repeated violations by the executive of the obligations of his or her position, which violations are demonstrably willful and deliberate and which result in damage to the company's business or reputation.

"Change of Control" is generally defined as:

- the filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- a person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the company (or securities convertible into stock), provided that after consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- the consummation of a merger, consolidation, recapitalization or reorganization of the company approved by the stockholders of the company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by

the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction;

- the consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the company approved by the stockholders of the company; or
- within any 24 month period, the persons who were directors of the company immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- the assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- a material reduction in base pay or target AIP award;
- being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- a failure by the company to obtain the assumption and agreement to perform the provisions of the Senior Executive Plan by a successor; or
- a termination asserted by the company to be for cause that is subsequently determined not to constitute a termination for Cause.

CEO Pay Ratio

For 2017, Mr. Swift had total compensation, as reported in the *Summary Compensation Table* on page 50, of $13,115,285, while our median employee had total compensation of $91,865, yielding a CEO pay ratio of 143 times the median. Annual base salary at year-end 2017 was used to determine the median employee. The median employee's total compensation was calculated in the same manner as for the CEO in the *Summary Compensation Table*. No statistical sampling was used and non-U.S. employees were excluded using the 5% *de minimis* rule (4 employees were based in Canada at year-end).

INFORMATION ON STOCK OWNERSHIP

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 19, 2018: (1) the number of shares of our common stock beneficially owned by each director, director nominee, and NEO, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, director nominees, and Section 16 executive officers as a group.

As of March 19, 2018, no director or director nominee beneficially owned 1% or more of the total outstanding shares of our common stock. The directors and Section 16 executive officers as a group beneficially owned approximately 1.5% of the total outstanding shares of our common stock as of March 19, 2018.

Name of Beneficial Owner	Common Stock[1]	Total[2]
Robert B. Allardice, III	30,573	30,573
William A. Bloom	94,920	220,884
Beth Bombara	279,617	487,360
Carlos Dominguez	743	743
Douglas Elliot[3]	1,270,163	1,313,507
Trevor Fetter	66,362	66,362
Brion Johnson	273,518	454,037
Stephen P. McGill	1,240	1,240
Kathryn A. Mikells	65,071	65,071
Michael G. Morris	76,156	76,156
Thomas A. Renyi	64,980	64,980
Julie G. Richardson[4]	31,973	31,973
Teresa W. Roseborough	12,746	12,746
Virginia P. Ruesterholz	25,531	25,531
Robert Rupp	545,015	545,015
Charles B. Strauss	62,557	62,557
Christopher J. Swift[3][5]	2,061,944	2,114,916
H. Patrick Swygert	45,351	45,351
Greig Woodring[6]	1,324	1,324
All directors, director nominees and Section 16 executive officers as a group (25 persons)	5,484,830	6,413,552

(1) All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of common stock that, as of March 19, 2018: (i) may be acquired by directors and Section 16 executive officers upon the vesting or distribution of stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 19, 2018, (ii) are allocated to the accounts of Section 16 executive officers under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan), (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan and by Mr. Swygert under the Dividend Reinvestment and Cash Payment Plan, or (iv) are owned by a director's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 19, 2018 or within 60 days thereafter by: Mr. Bloom, 68,447 shares; Ms. Bombara, 244,464 shares; Mr. Elliot, 1,000,948 shares; Mr. Johnson, 223,642 shares; Mr. Rupp, 453,013 shares; Mr. Swift, 1,670,740 shares; and all Section 16 executive officers as a group, 3,978,749 shares.

(2) This column shows the individual's total stock-based holdings in the company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs, performance shares (at target) and stock options that may vest or become exercisable more than 60 days after March 19, 2018.

(3) The amount shown for Messrs. Elliot and Swift reflects retirement eligibility as of March 19, 2018 or within 60 days thereafter, as applicable.

(4) The amount shown includes 1,500 shares of common stock held by three separate trusts for which Ms. Richardson serves as co-trustee.

(5) The amount shown includes 3,750 shares of common stock held by Mr. Swift's spouse and 69,050 held by two trusts for which Mr. Swift or his spouse serves as trustee.

(6) The amount shown includes 84 shares of common stock held by trust for which Mr. Woodring serves a trustee.

CERTAIN SHAREHOLDERS

The following table shows those persons known to the company as of February 14, 2018 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	35,985,992[2]	10.08%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	28,643,442[3]	8.0%
JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017	25,497,417[4]	7.1%
State Street Corporation One Lincoln Street Boston, MA 02111	22,146,229[5]	6.21%

(1) The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2017.

(2) This information is based solely on information contained in a Schedule 13G/A filed on February 9, 2018 by The Vanguard Group to report that it was the beneficial owner of 35,985,992 shares of our common stock as of December 31, 2017. Vanguard has (i) the sole power to vote or to direct the vote with respect to 500,367 of such shares, (ii) shared power to vote or to direct the vote with respect to 96,279 of such shares, (iii) the sole power to dispose or direct the disposition with respect to 35,399,125 of such shares and (iv) the shared power to dispose or direct the disposition of 586,867 of such shares.

(3) This information is based solely on information contained in a Schedule 13G/A filed on February 8, 2018 by BlackRock, Inc. to report that it was the beneficial owner of 28,643,442 shares of our common stock as of December 31, 2017. BlackRock has (i) sole power to vote or to direct the vote with respect to 24,810,835 of such shares; and (ii) sole power to dispose or direct the disposition of 28,643,442 of such shares.

(4) This information is based solely on information contained in a Schedule 13G filed on January 22, 2018 by JPMorgan Chase & Co. to report that it was the beneficial owner of 25,497,417 shares of our common stock as of December 31, 2017. JPMorgan has (i) sole power to vote or to direct the vote with respect to 23,703,978 of such shares; (ii) shared power to vote or to direct the vote of 96,951 of such shares; (iii) sole power to dispose or to direct the disposition of 25,305,888 of such shares; and (iv) shared power to dispose or to direct the disposition of 189,483 of such shares.

(5) This information is based solely on information contained in a Schedule 13G filed on February 14, 2018 by State Street Corporation to report that it was the beneficial owner of 22,146,229 shares of our common stock as of December 31, 2017. State Street has (i) the shared power to vote or to direct the vote with respect to 22,146,229 of such shares and (ii) shared power to dispose or direct the disposition of 22,146,229 of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2017.

INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the Notice of 2018 Annual Meeting of Shareholders, Proxy Statement and 2017 Annual Report by writing to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2018 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 5, 2018.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting those materials.

Q: How are shares voted if additional matters are presented at the Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

Q: Who may vote at the Annual Meeting?

A: Holders of our common stock at the close of business on March 19, 2018 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 360,924,503 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 66. The trustees of the ISP and the Bonus Swap Plan will vote shares for which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares using the voting methods described on page 66.

Q: What vote is required to approve each proposal?

A:

	Proposal	Voting Standard
1	Election of Directors	A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director
2	To ratify the appointment of our independent registered public accounting firm	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote
3	To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

Q: What is the difference between a "shareholder of record" and a "street name" holder?

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

Q: How do I vote my shares?

A: Subject to the limitations described below, you may vote by proxy:

By internet

Visit 24/7
www.proxyvote.com

By telephone

Dial toll-free 24/7
1-800-690-6903

By mailing your Proxy Card

Cast your ballot, sign your proxy card and send by mail

In person

Shareholders of record may join us in person at the Annual Meeting

When voting on any proposal you may vote "for" or "against" the item or you may abstain from voting.

Voting Through the Internet or by Telephone. Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy using the Internet or a telephone by following the instructions provided in the notice you received.

Voting by Proxy Card or Voting Instruction Form. Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to him or her. When you return a proxy card or voting instruction form that is properly completed and signed, the shares of common stock represented by that card will be voted as you specified.

Q: Can I vote my shares in person at the Annual Meeting?

A: If you are a shareholder of record, you may vote your shares in person at the Annual Meeting. If you hold your shares in "street name," you must obtain a legal proxy from your broker, banker, trustee or nominee giving you the right to vote your shares at the Annual Meeting.

Q: Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2 and Proposal #3. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in "street name," your broker can vote your shares in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, the implementation of equity compensation plans and matters relating to executive compensation as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors, or the advisory vote on compensation of our named executive officers, if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

Q: What constitutes a quorum, and why is a quorum required?

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1. entering a new vote using the Internet or a telephone;
2. giving written notice of revocation to our Corporate Secretary;
3. submitting a subsequently dated and properly completed proxy card; or
4. attending the Annual Meeting and revoking your proxy (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in "street name," you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy in person at the Annual Meeting if you obtain a legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Q: How can I submit a proposal for inclusion in the 2019 proxy statement?

A: We must receive proposals submitted by shareholders for inclusion in the 2019 proxy statement relating to the 2019 Annual Meeting no later than the close of business on December 6, 2018. Any proposal received after that date will not be included in our proxy materials for 2019. In addition, all proposals for inclusion in the 2019 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2019 Annual Meeting unless we receive notice of the proposal by Friday, February 15, 2019. Proposals should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com.

Q: How may I obtain other information about The Hartford?

A: General information about The Hartford is available on our website at www.thehartford.com. You may view the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com for the following information, which is also available in print without charge to any shareholder who requests it in writing:

SEC Filings	• Copies of this proxy statement • Annual Report on Form 10-K for the fiscal year ended December 31, 2017 • Other filings we have made with the SEC
Governance Documents	• Articles of Incorporation • By-laws • Corporate Governance Guidelines (including guidelines for determining director independence and qualifications) • Charters of the Board's committees • Code of Ethics and Business Conduct • Code of Ethics and Business Conduct for Members of the Board of Directors • Code of Ethics and Political Compliance

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The company has engaged Morrow Sodali LLC to solicit proxies for the Annual Meeting for a fee of $13,000, plus the payment of Morrow's out-of-pocket expenses. The company will bear all expenses relating to the solicitation of proxies.

The proxy materials are available to you via the Internet. Shareholders who access the company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The notice of Internet availability contains instructions as to how to access and review these materials. You may also refer to the notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors and Executive Officers of the Registrant" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

By order of the Board of Directors,

Donald C. Hunt

Vice President and Corporate Secretary

Dated: April 5, 2018

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE ANNUAL MEETING. A SHAREHOLDER MAY REVOKE HIS OR HER PROXY AND VOTE IN PERSON IF HE OR SHE ATTENDS THE ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE IN PERSON AT THE ANNUAL MEETING).

APPENDIX A: RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, management believes that certain non-GAAP financial measures assist users in analyzing the company's operating performance. Management and the Compensation Committee also utilize these non-GAAP financial measures in making financial, operating and planning decisions and in evaluation of performance. Because non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited, they should be viewed in addition to, and not as an alternative for, the company's reported results prepared in accordance with GAAP.

Core Earnings: The Hartford uses the non-GAAP measure core earnings as an important measure of the company's operating performance. The Hartford believes that the measure core earnings provides investors with a valuable measure of the performance of the company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain realized capital gains and losses, certain restructuring and other costs, integration and transaction costs in connection with an acquired business, pension settlements, loss on extinguishment of debt, gains and losses on reinsurance transactions, income tax benefit from reduction in deferred income tax valuation allowance, impact of tax reform on net deferred tax assets, and results of discontinued operations. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses (net of tax) that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized capital gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income. Net income (loss) is the most directly comparable U.S. GAAP measure. Core earnings should not be considered as a substitute for net income (loss) and does not reflect the overall profitability of the company's business. Therefore, The Hartford believes that it is useful for investors to evaluate both net income (loss) and core earnings when reviewing the company's performance. Below is a reconciliation of net income (loss) to core earnings for the years ended Dec. 31, 2017 and 2016.

Compensation Core Earnings: As discussed under "Annual Incentive Plan Awards" on page 3, at the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings," a non-GAAP financial measure. Compensation Core Earnings is used to set AIP award targets and threshold levels below which no AIP award is earned. Below is the Compensation Committee's 2017 definition of "Compensation Core Earnings" and a reconciliation of this non-GAAP financial measure to 2017 GAAP net income.

($ in millions)

2017 GAAP Net Income	**$**	**(3,131)**
Less adjustments:		
Net realized capital gains (losses), excluded from core earnings, before tax		160
Loss on reinsurance transactions, before tax		—
Pension settlement, before tax		(750)
Integration and transaction costs associated with acquired business, before tax		(17)
Income tax benefit (expense), including amounts related to before tax items excluded from core earnings		(669)
Income (loss) from discontinued operations, after tax		(2,869)
= Core Earnings[1]	**$**	**1,014**
Adjusted for, after tax:		
Income (losses) associated with the cumulative effect of accounting changes		—
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are (below) or above the annual catastrophe budget		291
Prior accident year reserve development associated with asbestos and environmental reserves, net of reinsurance recoveries		—
Entire amount of a (gain) or loss (or such percentage of a gain or loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, significant policyholder behavior changes or transactions in Talcott Resolution, litigation and regulatory settlement charges and prior/current year non-recurring tax benefits or charges[2]		267
= Compensation Core Earnings	**$**	**1,572**

(1)   As reported in the company's Investor Financial Supplement for the year ended December 31, 2017 furnished to the SEC.
(2)   Includes $278 of earnings from Talcott Resolution through September 30, 2017, as described on page 44, $(1) of earnings from the group life and disability business acquired from Aetna Inc. on November 1, 2017, and $(10) after tax in additional AIP accrual.

Core Earnings Margin: The Hartford uses the non-GAAP measure core earnings margin to evaluate, and believes it is an important measure of, the Group Benefits segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized gains (losses). Net income margin is the most directly comparable U.S. GAAP measure. The company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses). Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. A reconciliation of net income margin to core earnings margin for the year ended Dec. 31, 2017 and 2016 is set forth below.

	Year Ended Dec. 31, 2017
Net income margin	8.4%
Less: Effect of net realized capital gains (losses), net of tax	0.1%
Less: Effect of integration and transaction costs, net of tax	(0.9)%
Less: Impact of tax reform	4.0%
= Core earnings margin	5.2%

Core Earnings Return on Equity: The company provides different measures of the return on stockholders' equity ("ROE"). Net income ROE is calculated by dividing (a) net income for the prior four fiscal quarters by (b) average common stockholders' equity, including accumulated other comprehensive income ("AOCI"). Core Earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) core earnings for the prior four fiscal quarters by (b) average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the company is investing the portion of the company's net worth that is primarily attributable to the company's business operations. The company provides to investors return-on-equity measures based on its non-GAAP core earnings financial measures for the reasons set forth in the related discussion above. A reconciliation of net income ROE to core earnings ROE is set forth below.

	Last Twelve Months Ended Dec. 31, 2017
Net Income ROE	(20.6)%
Less: Net realized capital gains (losses), excluded from core earnings, before tax	1.1
Less: Loss on reinsurance transactions, before tax	—
Less: Pension settlement, before tax	(4.9)
Less: Integration and transaction costs associated with an acquired business	(0.1)
Less: Income tax (expense) benefit on items not included in core earnings	(4.4)
Less: (Loss) income from discontinued operations, after tax	(18.9)
Less: Impact of AOCI, excluded from Core Earnings ROE	(0.1)
= Core Earnings ROE	6.7%

Underlying Combined Ratio: Represents the combined ratio before catastrophes and prior accident year development (PYD) and is a non-GAAP financial measure. Combined ratio is the most directly comparable GAAP measure. The combined ratio is the sum of the loss and loss adjustment expense ratio (also known as a loss ratio), the expense ratio and the policyholder dividend ratio. This ratio measures the cost of losses and expenses for every $100 of earned premiums. A combined ratio below 100 demonstrates a positive underwriting result. A combined ratio above 100 indicates a negative underwriting result. The underlying combined ratio represents the combined ratio for the current accident year, excluding the impact of current accident year catastrophes. The company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve. Below is a reconciliation of combined ratio to the underlying combined ratio for individual reporting for the year-ended December 31, 2017.

	Commercial Lines	Personal Lines
Combined Ratio	97.3	104.2
Less: Impact of catastrophes and PYD on combined ratio	5.3	11.3
= Underlying Combined Ratio	92.0	93.0

Compensation Core ROE: As discussed under "Long-Term Incentive Awards" on page 40, Compensation Core ROE is used to set performance share targets and threshold levels below which there is no payout. The adjustments described in the left hand column of the table below constitute the Compensation Committee's 2017 definition of "Compensation Core ROE." A reconciliation of Compensation Core ROE to GAAP net income ROE for the 2017 performance share awards will not be available until the end of the performance period in 2019. Reconciliations to GAAP net income for 2015 performance share awards are provided in the columns on the right, with any variations from the 2017 definition explained in the notes below the table.

		2017		2016		2015
GAAP Net Income	$	(3,131)	$	896	$	1,682
Less adjustments:						
Net realized capital gains/losses after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains/losses resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (these included net realized capital gains and/or losses are directly related to offsetting items included in the income statement, such as net investment income), before tax		160		(112)		(15)
The impact of the unlock due to change in estimated gross profits (DAC Unlock)		—		—		—
Restructuring costs, before tax		—		—		(20)
Loss on extinguishment of debt, before tax		—		—		(21)
Loss on reinsurance transactions, before tax		—		(650)		—
Pension settlement gain (loss), before tax		(750)		—		—
Integration and transaction costs associated with acquired business		(17)		—		—
Income tax benefit (expense)		(669)		463		114
Income from discontinued operations, after tax		(2,869)		283		493
= Core Earnings		1,014		912		1,131
Adjusted for after-tax:						
Income (losses) associated with the cumulative effect of accounting changes, and accounting extraordinary items;		—		—		—
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are (below) or above the catastrophe budget.[1]		284		6		(82)
Prior accident year reserve development associated with asbestos and environmental reserves		—		174		134
Entire amount of a (gain) loss associated with litigation and regulatory settlement charges and/or with prior/current year non-recurring tax benefits or charges		—		(14)		(49)
Income/(losses) associated with discontinued operations through the last date externally reported as core earnings[2]		278		423		520
= Compensation Core Earnings		1,576		1,501		1,654
Divided by the 12-month average equity, excluding accumulated other comprehensive income[3]		15,036		17,606		17,882
= Compensation Core ROE		10.48%		8.53%		9.25%

Average of 2015, 2016 and 2017 Compensation Core ROE = 9.42%

(1)   For purposes of the 2017 performance share awards, the catastrophe budget for each year is based on the multi-year outlook finalized in the first quarter of 2017. The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year. For purposes of the 2015 performance share awards, the catastrophe budget for each year was based on the multi-year outlook prepared as of December 2014. The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year; and for tornado/hail catastrophes per exposure equal to an 8-year average based on 2009 to 2016 actual experience.

(2)   Amendment to the definition of Compensation Core ROE following the agreement to sell Talcott Resolution, as described on p. 40. For 2017, the amount represents Talcott Resolution earnings through September 30, 2017.

(3)   Compensation Core ROE shall mean: the average of, for each of the respective years of the performance period, "Compensation Core Earnings" as defined above, divided by the 12 month average equity, excluding accumulated other comprehensive income, for the applicable year.



THE HARTFORD

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
ONE HARTFORD PLAZA
MAILSTOP# H0-1-09 HARTFORD PLAZA
HARTFORD, CT 06155

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E06600-P73626-Z67212 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

The Board of Directors recommends you vote "FOR" all nominees for election as directors:

1. Election of Directors		For	Against	Abstain
1a.	Robert B. Allardice, III	o	o	o
1b.	Carlos Dominguez	o	o	o
1c.	Trevor Fetter	o	o	o
1d.	Stephen P. McGill	o	o	o
1e.	Kathryn A. Mikells	o	o	o
1f.	Michael G. Morris	o	o	o
1g.	Thomas A. Renyi	o	o	o
1h.	Julie G. Richardson	o	o	o
1i.	Teresa W. Roseborough	o	o	o
1j.	Virginia P. Ruesterholz	o	o	o
1k.	Christopher J. Swift	o	o	o
1l.	Greig Woodring	o	o	o

The Board of Directors recommends you vote "FOR" proposals 2 and 3.

		For	Against	Abstain
2.	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018	o	o	o
3.	Management proposal to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement	o	o	o

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address changes and/or comments, mark here. (see reverse for instructions) ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date



THE HARTFORD

The Hartford Financial Services Group, Inc.
2018 Annual Meeting of Shareholders

May 16, 2018 at 12:30 P.M.

The Hartford Financial Services Group, Inc.
Wallace Stevens Theater
One Hartford Plaza
Hartford, CT 06155

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Notice of 2018 Annual Meeting of Shareholders, Proxy Statement and 2017 Annual Report are available at www.proxyvote.com.

E06601-P73626-Z67212

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Annual Meeting of Shareholders
May 16, 2018 12:30 P.M.

This proxy is solicited by the Board of Directors

The undersigned hereby appoints David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, and each of them, as proxies of the undersigned, each with power to appoint his or her substitute, and hereby authorizes each or any of them to vote, as designated on the reverse side of this proxy, all shares of common stock of The Hartford Financial Services Group, Inc. (the "Company") held of record, and all shares held in the Company's Dividend Reinvestment and Cash Payment Plan, the Hartford Investment and Savings Plan ("ISP") and the Hartford Deferred Restricted Stock Unit Plan ("Stock Unit Plan"), which the undersigned is entitled to vote if personally present at the Annual Meeting of Shareholders of the Company to be held at 12:30 P.M. E.D.T. on May 16, 2018, at the Wallace Stevens Theater at the Company's Home Office, One Hartford Plaza, Hartford, CT 06155, and at any adjournments or postponements thereof, and confers discretionary authority upon each such proxy to vote upon any other matter properly brought before the meeting.

If you own additional shares of common stock in a "street name" capacity (i.e. through a broker, nominee or some other agency that holds common stock for your account), including shares held in the Company's Employee Stock Purchase Plan, those shares are represented by a separate proxy provided by your broker or other nominee.

Shares of common stock for the accounts of Company employees who participate in the ISP and the Stock Unit Plan are held of record and are voted by the respective trustees of these plans. This card provides instructions to plan trustees for voting plan shares. To allow sufficient time for the trustees to tabulate the vote of plan shares, you must vote by telephone or online or return this proxy so that it is received by 5:00 p.m. E.D.T. on May 14, 2018.

Please specify your choices by marking the appropriate boxes on the reverse side of this Proxy. The shares represented by this Proxy will be voted as you designate on the reverse side. **IF NO DESIGNATION IS MADE, THE SHARES WILL BE VOTED AS THE BOARD OF DIRECTORS RECOMMENDS: "FOR" THE ELECTION OF DIRECTOR NOMINEES NAMED IN ITEM 1, AND "FOR" ITEMS 2 AND 3.** Please sign, date, and return this Proxy, or vote by telephone or through the Internet.

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Continued and to be signed on reverse side


*** Exercise Your *Right* to Vote ***
**Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to Be Held on May 16, 2018.**


THE HARTFORD FINANCIAL SERVICES GROUP, INC.



*THE HARTFORD FINANCIAL SERVICES GROUP, INC.
ONE HARTFORD PLAZA
MAILSTOP# H0-1-09 HARTFORD PLAZA
HARTFORD, CT 06155*

Meeting Information	
Meeting Type:	Annual Meeting
For holders as of:	March 19, 2018
Date: May 16, 2018	**Time:** 12:30 PM EDT
Location:	The Hartford Financial Services Group, Inc. Wallace Stevens Theater One Hartford Plaza Hartford, CT 06155

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Voting Items

**The Board of Directors recommends you vote
FOR all nominees for election as directors:**

1.   Election of Directors

     1a.   Robert B. Allardice, III

     1b.   Carlos Dominguez

     1c.   Trevor Fetter

     1d.   Stephen P. McGill

     1e.   Kathryn A. Mikells

     1f.   Michael G. Morris

     1g.   Thomas A. Renyi

     1h.   Julie G. Richardson

     1i.   Teresa W. Roseborough

     1j.   Virginia P. Ruesterholz

     1k.   Christopher J. Swift

     1l.   Greig Woodring

The Board of Directors recommends you vote FOR proposals 2 and 3.

2.   Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018

3.   Management proposal to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.